UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 24 August, 2007

NOVOGEN LIMITED
ABN 37-063-259-754
www.novogen.com

140 Wicks Road, NORTH RYDE, NSW, 2113

Telephone: +612 9878 0088

APPENDIX 4E

incorporating

ANNUAL REPORT

FOR THE YEAR ENDED

30 JUNE, 2007

Novogen Limited
Appendix 4E Specific Requirements
30 June, 2007

RESULTS FOR ANNOUNCEMENT TO THE MARKET

$’000

Revenue from continuing operations	down	1%	to	17,295

Loss after income tax from continuing operations	up	36%	to	(24,296)

Net loss for the period attributable to members	up	23%	to	(19,981)

The amounts included in this report are for the financial year ended 30 June, 2007. Comparative figures are for the previous corresponding period being the financial year ended 30 June, 2006 unless otherwise stated.

The Directors of Novogen Limited do not recommend the payment of a dividend. No dividends were declared or paid during the year ended 30 June, 2007.

Refer to Review and Results of Operations shown in the attached Directors’ Report for an explanation of the above disclosures.

CONTENTS

Page No.

Directors' Report	4 – 20
Auditor’s Independence Declaration	21
Corporate Governance Statement	22 – 24
Income Statements	25
Balance Sheets	26
Statements of Changes in Equity	27
Statements of Cash Flows	28
Notes to the Financial Statements	29 – 66
Directors' Declaration	67
Independent Audit Report to the Members	68 – 69
ASX additional information	70 - 71

                                              DIRECTORS’ REPORT

Your Directors submit their report for the year ended 30 June, 2007.

This annual report has been based on accounts which have been audited.

DIRECTORS

The names and details of the Company’s Directors during the financial year and up to the date of this report are as follows. (Directors were in office for the entire period unless otherwise stated).

Mr PA Johnston (Chairman)
Mr C Naughton (Managing Director)
Professor PJ Nestel AO
Mr PB Simpson
Dr LC Read - resigned from the Board on 30 January, 2007.
Mr GM Leppinus
Professor AJ Husband (Executive Director)

Names, qualifications, experience and special responsibilities

Philip A Johnston Non-Executive Chairman
Dip Eng (Production)

Non-Executive Director since 1997, Mr Johnston was elected chairman of Novogen Limited with effect from 1 January 2001. Mr Johnston has extensive experience in the pharmaceutical industry including 9 years as an Executive Director of Wellcome Australia Limited. He was previously a Director of two subsidiary Companies of GlaxoWellcome. He has had responsibility for production, distribution, quality assurance and consumer product development and has been directly involved in the establishment of strategic alliances and joint ventures. He has completed a number of executive development programs including the University of NSW and the London Business School.

During the last three years Mr Johnston has served as a Director and is currently a Director of the ASX listed company, Lipa Pharmaceuticals Limited and NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.

Christopher Naughton Managing Director
BEc, LLB

Managing Director since March 1997, Mr Naughton joined Novogen in 1996 as Commercial Director.  Mr Naughton has degrees in Economics from the ANU and in Law from the UNSW. He has completed the Program for Management Development at the Harvard Business School, and is an Attorney in New South Wales. After working in merchant banking, he has over 20 years experience in the pharmaceutical industry, including appointments as a Director of Wellcome Australia Limited and in worldwide business development with The Wellcome Foundation Limited in the UK.

During the last three years Mr Naughton has served as CEO and Director and is currently CEO and Director of the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.

Professor Paul J Nestel Non-Executive Director
AO, MD, FTSE, FRACP, FAHA, FCSANZ

Professor Nestel is currently a Senior Principal Research Fellow at the Baker Heart   Research Institute, Melbourne. Professor Nestel is also a Consultant Physician at the Alfred Hospital, Melbourne. He is Honorary Professor of Medicine in the Faculty of Health, Medicine, Nursing and Behavioural Science at Deakin University, Melbourne. He serves on the Board of the International Life Sciences Institute of South East Asia. He was formerly Clinical Professor in Medicine, The Flinders University of South

Australia. Professor Nestel has been closely involved in national and international pharmaceutical trials of cardiovascular drugs. He has been and remains a member of many national and international committees for research and policy on cardiovascular disease. He has published over 400 scientific and medical papers and is a Fellow of the Australian Academy of Technological Sciences and Engineering, a Fellow of the American Heart Association and a Fellow of the Cardiac Society of Australia and New Zealand. Professor Nestel is an Officer of the Order of Australia and recipient of the Centenary Medal.

During the last three years Professor Nestel has served as a Director and is currently a Director for the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.

Peter B Simpson Non-Executive Director
MPharm, PhC

Non-Executive Director since 1994, Mr Simpson has extensive experience in the development of pharmaceutical products for international markets. He was Research and Development Manager with David Bull Laboratories for 8 years prior to being appointed Chief Executive Officer of Biota Holdings Limited in 1987. At Biota he oversaw the research and development of an effective cure for influenza and the licensing of that discovery to Glaxo Limited. Mr Simpson is currently associated with a wide range of biotechnology and pharmaceutical interests, predominately associated with the conduct of late stage clinical studies and the commercialisation of Australian biomedical discoveries.  Mr Simpson is also the Chairman of Biogenerics Australia Pty Ltd.

Geoffrey M Leppinus Non-Executive Director
BEc, FCA

Non-executive Director since February 2005, Mr Leppinus was, until July 2002, a Senior Audit and Advisory partner of KPMG with over 30 years experience in professional accounting and auditing. At KPMG he was responsible for the audit of a number of large public companies and the Australian subsidiaries of US listed public corporations. Mr Leppinus has experience in the assessment of systems of internal control over financial reporting and the financial reporting requirements applicable to listed public companies. He has also had a wide range of experience in conducting due diligence for business acquisitions. Mr Leppinus has served as a member of the Australian Auditing Standards Board and member of the State Council of the Institute of Chartered Accountants in Australia.

Professor Alan J HusbandExecutive Director
PhD, DSc, FASM

Professor Husband was appointed as a Director of Novogen Limited in May, 2006. Professor Husband has over 30 years experience in basic and applied scientific research and research management.  His academic research interests in immunology and pathology have been reflected in the publication of over 200 scientific papers and several books.  He currently holds a professorial appointment at the University of Sydney.  These activities in basic and applied research, coupled with experience in the biotechnology industry, provided the foundations for his current appointment as Group Director of Research for the Novogen group of companies, which he has held since 1996.  In this position Professor Husband is responsible for the development and commercialisation of the Company’s flavonoid drug technology platform.  During this time he has managed the scientific discovery and clinical trial programs, including development of novel oncology, cardiovascular and anti-inflammatory therapeutics as well as wound healing technologies.

                                              DIRECTORS’ REPORT

COMPANY SECRETARY

Ronald L Erratt
FINA

Mr Erratt has been the Company Secretary of Novogen Limited since it floated on the Australian Stock Exchange in 1994. He is also the Company Secretary for all the wholly owned subsidiaries of Novogen. Mr Erratt has over 30 years experience in accounting and commercial roles. Prior to joining Novogen he was the Director of Superannuation Fund Administration at Towers Perrin, an international firm of Actuaries and Management Consultants.

Directors' interests in the shares and options of the Company

At the date of this report the interests of the Directors, and their related parties, in the shares and options of Novogen Limited were:

	Ordinary shares fully paid	Options
		Number outstanding	Exercise price	Expiry date

PA Johnston	48,594	-	-	-
C Naughton	633,511	-	-	-
AJ Husband	102,920	38,256	2.10	30/11/2007
		14,892	6.76	27/02/2009
		22,592	4.90	16/03/2010
		30,436	3.64	21/04/2011

PJ Nestel AO	32,000	-	-	-
PB Simpson	500	-	-	-
LC Read	2,000	-	-	-

	819,525	106,176

KEY FINANCIAL DATA

	2007	2006	Percentage change
	$'000	$'000

Revenue from continuing operations	17,295	17,445	(1%)
Loss from ordinary activities after tax attributable to members	(19,981)	(16,220)	23%
Loss for the period attributable to members	(19,981)	(16,220)	23%
Net tangible assets per share (dollars)	0.46	0.46

Earnings per share
	2007	2006
	Cents	Cents
Basic and diluted earnings/(loss) per share	(20.5)	(16.7)

Dividends paid or recommended

The Directors of Novogen Limited do not recommend the payment of a dividend. No dividends were declared or paid during the year.

Corporate Information

Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited shares are publicly traded on the Australian Stock Exchange (ASX). The trading symbol on the ASX is “NRT”.

Novogen Limited’s ordinary shares trade in the United States in the form of ADRs on the Nasdaq Global Market. Each ADR represents five ordinary Novogen shares. The trading symbol on Nasdaq is “NVGN”.

Nature of operations and principal activities

The principal activities of the entities within the Group during the year were:
•	pharmaceutical research and development; and
•	manufacturing and marketing of health supplements.

There have been no significant changes in the nature of those activities during the year.

Employees

The Group employed 66 people as at 30 June, 2007. (2006: 67 people)

DIRECTORS’ REPORT

OPERATING AND FINANCIAL REVIEW

Operating results for the year

Cash resources

At 30 June, 2007, the Group had cash balances of $39.5 million, an increase of $6.0 million from the previous year’s balance of $33.5 million. The increase in cash balances resulted from the proceeds of a private placement by Novogen’s US subsidiary company Marshall Edwards, Inc. (“MEI”) completed in July 2006. MEI received proceeds of $US16.8 million net of certain commissions and other costs. Also, a US subsidiary company Glycotex, Inc. raised $US1.6 million in a private placement completed in February 2007.

Cash was used to fund the Company’s operations including the pivotal Ovature clinical trial program for the anti-cancer drug phenoxodiol, being undertaken by MEI. Cash resources were also used to fund the ongoing efforts in the areas of cardiovascular and anti-inflammatory research and development. Cash was also used to supplement the cash flows from the consumer products business and general corporate purposes. At 30 June, 2007 the Company held cash balances in United States dollars of $US22.2 million.

Revenue

The Group earned gross revenues for the year ended 30 June, 2007 of $17.3 million versus $17.4 million in the previous corresponding period, a reduction of $0.1 million. The reduction in revenue was due to decreased sales of the Company’s consumer products which were $10.7 million for the year ended 30 June, 2007 compared with $13.5 million for the previous year, a decrease of $2.8 million or 21%. The decrease in consumer product sales was mainly due to the licensing of the U.S. consumer products to Natrol, Inc. Other revenue increased by $2.7 million to $6.6 million verses $3.9 million for the previous corresponding period. The increase in other revenue was mainly due to licence fees received from Natrol Inc, litigation settlements amounts received from Sante Naturelle and Chattem. Inc for licences and settlement of patent infringements relating to consumer products in Canada and the USA and sale of red clover inventories which were in excess of our production requirements. Interest revenues also increased reflecting higher interest rates achieved on invested cash balances.

Consumer product sales

Sales of consumer products decreased by $2.8 million to $10.7 million for the twelve months ended 30 June, 2007 from $13.5 million for the twelve months ended 30 June, 2006. Following the licence of Promensil and Trinovin brands in the U.S. to Natrol, Inc., the Company expects that in future profitability will be improved in the consumer products business segment.

Sales in Australasia (including exports) for the year ended 30 June, 2007 were $4.5 million, a decrease of $0.7 million or 13% from $5.2 million for the previous year due to de-stocking in the wholesaler supply channels and a decline in the size of the menopause treatment market. Sales revenue in USA was $1.4 million for the four months ending October 2006 (U.S. consumer products were licensed to Natrol Inc from the end of October 2006) down from $3.4 million for the twelve month period to 30 June last year.  Canada sales for the year ended 30 June 2007 declined by $0.6 million to $1.7 million down from $2.3 million for the previous 12 month period, due to significant inventory reduction in the two leading retail chains in Canada.  Sales revenue in Europe increased by $0.5 million to $3.1 million for the twelve month period to 30 June, 2007 up from $2.6 million for the same period last year.  European growth was driven by retail expansion and new products into UK.

During the year ending 30 June, 2007 the Company expanded its consumer business with the introduction of Promensil into Italy and Switzerland.

Novogen’s marketing strategy of developing consumer health brands through consumer campaigns, continual health care professional communications and retail expansion will continue. Promensil is a market leading brand in most countries it competes in and future growth is expected to be achieved through leveraging the Promensil brand into new markets.

Net loss

The operating loss attributable to Novogen shareholders for the financial year, after allowing for losses attributable to minority interests of $4.3 million, increased by $3.8 million to $20.0 million from a loss of $16.2 million for the previous year.

The net loss from ordinary activities after income tax for the consolidated group for the year ended 30 June, 2007 increased by $6.4 million to $24.3 million from $17.9 million for the previous year. The increase in the Company’s net loss for the year ended 30 June, 2007 was due to higher cost of goods due to reduced production volumes. Research and development expenses increased by $4.1 million compared to the corresponding period last year. The increase was primarily due to expenses associated with the Phase III Ovature clinical trial being conducted by MEI. Costs were also incurred in connection with production scale up activities of phenoxodiol and manufacture of clinical trial drug supplies. Research and development expenses also reflected an increase in costs associated with pre clinical development of glucoprime the Company’s Glucan based product being developed by Novogen’s subsidiary Glycotex. General and administration expenses were also higher and included $2.1 million representing non-cash, share based payments incurred by MEI in establishing the Standby Equity Distribution Agreement (“SEDA”) with Cornell Capital Partners (“Cornell”) and a $1.4 million employee termination payment. The increased loss was partly offset by lower sales and marketing expenditure by $1.1 million to $7.9 million. The decrease was associated with savings in marketing expenses in the consumer business in the USA following the licensing of that business to Natrol Inc and an increase in other income of $1.9 million representing Government Grant income received for Novogen’s participation in the P3 program.

Clinical development

Major advances were made during the year on the Group's clinical development program.

Phenoxodiol

•
In November 2006, the Company announced that the first patient commenced treatment in the Phase III Ovature clinical trial. The Ovature trial is being conducted under a Special Protocol Assessment (“SPA”) where the Food and Drug Administration (“FDA”) in the US reviewed and agreed the study design of the pivotal Phase III study of phenoxodiol in combination with carboplatin for women with platinum-resistant ovarian cancer. The SPA process allows for FDA evaluation of a clinical trial protocol that will form the basis of an efficacy claim for a marketing application, and provides acknowledgement that the study design including patient numbers clinical endpoints and analyses are acceptable to the FDA. As a fast track product, phenoxodiol will be eligible to apply for accelerated approval and priority review by the FDA of the marketing application for this indication.

•
In September 2006 the Company announced the results of a preclinical study conducted at Purdue University which showed that phenoxodiol may be effective in the treatment of prostate cancer through its ability to target a protein, the 75 alpha protein, an isoform of tumor-associated NADH oxidase (or tNOX), which appears to be the particular tNOX isoform found in prostate cancer patients. This study provides further support that a surface oxidase is a target for phenoxodiol.

Anti-Inflammatory

The Company announced in August 2006 that its investigational anti inflammatory compound NV-52 had entered its second human clinical study. NV-52 is being developed to target inflammatory bowel disease. The study seeks to extend the compound’s safety data as well as testing the ability of the drug to change certain inflammatory markers in the serum.

Corporate developments

On 11 July, 2006, MEI announced that it had entered into a securities purchase agreement with certain accredited investors providing for the placement of 6,329,311 shares of its common stock and warrants exercisable for 2,215,258 shares of its common stock at a purchase price of $US2.90 per unit. The warrants have an exercise price of $US4.35 per share, subject to certain adjustments.  The warrants may be exercised no less than six months from the closing date and will expire four years from the date of issuance, or 11 July, 2010. MEI closed the private placement on 11 July, 2006.

On 11 July, 2006, MEI also announced that it had entered into a SEDA with Cornell. Under the SEDA, MEI may issue and sell to Cornell shares of its common stock for a total purchase price of up to $US15 million, once a resale registration statement is in effect. MEI has sole discretion whether and when to sell shares of its common stock to Cornell. Cornell will be irrevocably bound to purchase shares of common stock from MEI after MEI sends a notice that it intends to sell shares of common stock to Cornell.  Each advance under the SEDA is limited to a maximum of $US1.5 million.

In October 2006 the Company announced that it had licensed the US rights to its Promensil and Trinovin brands to Natrol, Inc. which will provide the brands critical mass and marketing expertise. The license also provides for possible future royalties upon achievement of certain sales volumes by Natrol, Inc.

Also in October 2006, MEI announced that it had appointed JP Morgan as its exclusive financial advisor to provide advice on the strategic alternatives for phenoxodiol which has now entered Phase III clinical testing. This appointment is in line with the Company’s strategy to seek strategic partners for the future commercial development of phenoxodiol.

In May 2007, the Company announced that it had entered into new arrangements for the worldwide supply of isoflavones used in its consumer products dietary supplements. As a result, the existing extraction facility located at Wyong NSW will be decommissioned and the property sold.

Intellectual property development

During the year 10 patents were granted over the Company’s intellectual property. The areas with expanding patent cover include dietary isoflavone supplements, isoflavone formulations and uses, synthetic drug compounds and uses, and a novel food product.

USA
Patent # 7202273	Therapeutic methods and compositions involving isoflavones
Patent # 7045155	Dietary supplements comprising soy hypocotyls containing at least one isoflavone

Singapore
Patent # 107777	Therapeutic methods and compositions involving isoflav-3-ene and isoflavan structures
Patent # 98929	Dimeric isoflavones

Patent # 98929	Dimeric isoflavones

China
Patent # ZL97198690.8	Therapeutic methods and compositions involving isoflavones

New Zealand
Patent # 531462	Food product and process
Patent # 527735	Treatment or prevention of menopausal symptoms and osteoporosis

Mexico
Patent # 243633	Compositions and methods for protecting skin from UV induced immunosuppression and skin damage

Turkey
Patent # TR200102367B	Therapeutic methods and compositions involving isoflavones

Hong Kong
Patent # HK1053119	Food product and process

These grants bring the number of Company patents granted to 73.

The Company believes that the protection of its intellectual property is fundamental to the success of its businesses. During the year the Company commenced a number of litigation proceedings against companies which were in breach of certain patents. The Company has received $1,026,000 in settlements resulting from actions resolved in Canada and the U.S. The Company is continuing to prosecute its IP rights and in June announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The Company has provided a guarantee to the value of 250,000 Euros with the court to confirm its commitment to the ongoing enforcement process.

Risk management

The Group has established controls at Board level designed to safeguard the interests of the Group and ensure integrity in the reporting to shareholders. Group policies are in place to minimise risk that arises through the Group’s activities. These include policies that:
•	ensure Board approval of a strategic plan, which encompasses the Group’s vision, mission and strategy statements, designed to meet stakeholders needs and manage business risk;
•	ensure that capital expenditure above a set level is approved by the Board;
•	ensure business risks are appropriately managed through an insurance and risk management program;
•	ensure that safety, health, environmental standards and management systems are monitored and reviewed to achieve high standards of compliance and performance;
•	ensure that cash resources are invested in high quality, secure, financial institutions; and
•	ensure implementation of Board approved operating plans and budgets and Board monitoring of progress against these budgets, including the establishment and monitoring of key performance indicators.

Significant changes in the state of affairs

During the financial year there were no significant changes in the state of affairs of the consolidated entity other than referred to in the financial statements or the notes thereto.

Significant events after balance date

On 1 August 2007, MEI entered into a Securities Subscription Agreement with certain accredited investors providing for the placement of 5,464,001 shares of its common stock at a purchase price of $US3.00 per share The investors in the transaction also received a warrant to purchase an additional 4 shares of common stock for every block of 10 shares of common stock purchased.   MEI also issued warrants exercisable for 248,360 shares of common stock to Blue Trading, LLC which acted as the placement agent in the private placement, as part of the placement fee. All of the warrants have an exercise price of $3.60 per share. The warrants may be exercised beginning 6 February, 2008 and will expire five years from the date of issuance, or 6  August, 2012. MEI closed the private placement on 6 August, 2007. In connection with the PIPE MEI received gross proceeds of $16.4 million.

MEI has entered into a Registration Rights Agreement with the investors party to the Securities Subscription Agreement and has agreed to register the common stock and the common stock issuable upon exercise of the warrants sold pursuant to the Securities Subscription Agreement for resale thereunder.

In addition, MEI has issued a notice for the immediate termination upon closing of the private placement of the Standby Equity Distribution Agreement, dated as of 11 July, 2006, with Cornell Capital Partners, LP, as amended.

There have been no other significant events occurring after balance date which have had a material impact on the business.

Likely developments and expected results of operations

The Directors foresee that during the 2007/2008 financial year, the Group will continue to advance the research and development into isoflavone applications and advance in more advanced pharmaceuticals in the area of human phenolic compound technology.

The Group expects to continue to commit cash resources to the clinical development program that is underway, particularly the Phase III clinical program for phenoxodiol (Ovature), the pre-clinical and clinical programs of NV-196 and NV-143 and the cardiovascular and anti-inflammatory drug programs.

Environmental regulation and performance

The Group holds licences issued by the Environmental Protection Authority which specify the manner of waste disposal for the Group’s pilot manufacturing operations in North Ryde. The Group also holds Dangerous Goods licenses for its manufacturing operations in Australia.

There have been no significant known breaches of the Group’s licence conditions.

Share options

As at the date of this report there were 1,576,066 unissued ordinary shares under options (1,576,066 at balance date). Refer to Note 16 of the Financial Statements for further details of the options outstanding.

Option holders do not have any right by virtue of the option to participate in any share issue of the Company or any other related body corporate.

Shares issued as a result of the exercise of options

During the year, employees and consultants have exercised options to acquire 300,207 fully paid ordinary shares in Novogen Limited at a weighted average price of $1.71.

Since the end of the financial year, no further options have been exercised.

Indemnification and insurance of Directors and Officers

The Group has not, during or since the financial year, in respect of any person who is or has been a Director or Officer of the Company or related body corporate:

a)	indemnified or made any relevant agreement for indemnifying against a liability incurred as a Director or Officer, including costs and expenses in successfully defending legal proceedings; or

b)
paid or agreed to pay a premium in respect of a contract insuring against liability incurred as a Director or Officer for the costs or expenses to defend legal proceedings, with the exception of the following matter:

The Group has paid premiums to insure each Director or Officer against the liabilities for costs and expenses incurred by them in defending legal proceedings arising out of their conduct involving a breach of duty in relation to the Company. The total annual premium of the insurance paid by the Company was $166,000 (2006: $200,000).

DIRECTORS’ REPORT

REMUNERATION REPORT

This report outlines the remuneration arrangements in place for Directors and Executives of Novogen Limited (the Company).

Remuneration philosophy

Remuneration is assessed for Directors and senior Executives with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. The appropriateness and nature of emoluments is assessed by reference to employment market conditions. The performance criteria against which Directors and Executives are assessed have regard to the financial and non-financial objectives of Novogen Limited, however, Directors and senior Executive annual remuneration have no variable performance elements that are directly linked to company performance.

Employee share option plan

The employee share option plan provides for the issue of options to eligible employees being an employee or Director of the Company or related company. Each option entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options are not transferable. The option lapses if the employee ceases to be an employee during the vesting period. Options vest equally over a four year period from date of grant and expire five years after grant date.

The philosophy behind the employee share scheme is to encourage a level of ownership in the Company by employees and align their interests with those of shareholders. The scheme is modest in scale and is principally designed to foster teamwork and the benefits of pursuing shared goals.

The Company is a small to medium sized research organisation pursuing a significant number of different projects where it relies on its staff being flexible in the way in which they work with their own colleagues together with outside collaborators. The Company’s desire to capitalise on its ability to be flexible and adapt as new information is discovered and new opportunities arise underpins the Company’s business strategies. In this context the Company believes it is inappropriate to have individual performance hurdles tied to share options or other variable remuneration.

The Company believes it has a highly motivated workforce which responds better to the existing remuneration arrangements than the more complex variable systems popular with companies trying to engender individual competition amongst their fellow staff.

All Executive Directors and Executives have the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period.

Remuneration Committee

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors, the Managing Director, Executive Director and senior Executives.

The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team.

Remuneration structure

In accordance with best practice corporate governance, the remuneration structure of Non-Executive Directors and Executive Director and senior management are separate and distinct.

Non-executive Director remuneration

The Constitution of the Company and the ASX Listing Rules specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by General Meeting. An amount not exceeding the amount determined is then divided between the Directors as agreed. The latest determination for Novogen Limited was at the Annual General Meeting held on 28 October, 2005 when the shareholders approved an aggregate remuneration of $560,000. The total Non-Executive Director remuneration of Novogen Limited for the year ended 30 June, 2007 utilised $285,000 of this authorised amount.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors is reviewed periodically.

Each Non-Executive Director receives a fee for being a Director of the Company. An additional fee is also paid for each board committee on which a Director sits. The payment of additional fees for serving on a committee recognises the additional time commitment required by Non-Executive Directors who serve on one or more sub committees.

The remuneration of Non-Executive Directors for the period ending 30 June, 2007 is detailed in the table on the following page.

Executive and senior manager remuneration

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Managing Director, Executive Director and senior Executives. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as the use of motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.

All Executive Directors and Executives have the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period.

The performance criteria against which Directors and Executives are assessed have regard to the financial and non-financial objectives of Novogen Limited.

Employment contracts

It is the Remuneration Committee policy that employment agreements are entered into with the Chief Executive Officer, the Research Director, and each of the Executives. The contracts for service between the Company and the CEO, Research Director and the Executives are for terms of three years with a notice period of six months. In the event of the Company terminating the employment under the terms of the contract the Company shall pay the pro-rata balance of the unexpired contract term plus an additional amount of one and one half times the then current annual remuneration of the employee. However, the maximum payable on termination by the Company will be three years’ remuneration. The minimum payable on termination by the company will be eighteen months’ remuneration. The Company may terminate the contracts at anytime without notice if serious misconduct has occurred. Where termination with cause occurs, there is no entitlement to termination payments under the term of the contract. On termination, any unvested options issued under the Employee Option scheme are immediately forfeited.

DIRECTORS’ REPORT

Director remuneration from Novogen Limited for the year ended 30June, 2007

	Short term emoluments		Termination & similar payments	Share based payments			Post Employment	Total
	Salary and Fees	Other Non- monetary		Options granted			Superannuation
					Amortised cost	Remuneration
	$	$	$	Number	$	%	$	$
PA Johnston	38,532	-	-	-	-	-	52,968	91,500
C Naughton	582,040	59,047	-	-	-	-	105,113	746,200
AJ Husband	309,861	57,590	-	-	51,876	10.8%	60,725	480,052
PJ Nestel AO	57,000	-	-	-	-	-	-	57,000
PB Simpson	54,128	-	-	-	-	-	4,872	59,000
LC Read *	24,313	-	-	-	-	-	2,187	26,500
GM Leppinus	2,000	-	-	-	-	-	49,000	51,000
	1,067,874	116,637	-	-	51,876	3.4%	274,865	1,511,252

* resigned 30 January, 2007

Director remuneration from Marshall Edwards for the year ended 30 June, 2007

	Short term emoluments		Termination & similar payments	Share based payments			Post Employment	Total
	Salary and Fees	Other Non-monetary		Options granted			Superannuation
					Amortised cost	Remuneration
	$	$	$	Number	$	%	$	$
PA Johnston	37,844	-	-	-	-	-	3,406	41,250
PJ Nestel AO	41,250	-	-	-	-	-	-	41,250
	79,094	-	-	-	-	-	3,406	82,500

Director remuneration from Glycotex for the year ended 30 June, 2007

	Short term emoluments		Termination & similar payments	Share based payments			Post Employment	Total
	Salary and Fees	Other Non- monetary		Options granted			Superannuation
					Amortised cost	Remuneration
	$	$	$	Number	$	%	$	$
PA Johnston	63,597	-	-	-	-	-	-	63,597
C Naughton	47,698	-	-	-	-	-	-	47,698
	111,295	-	-	-	-	-	-	111,295

DIRECTORS’ REPORT

Total Directors’ remuneration for the year ended 30 June, 2007
	Short term emoluments		Termination & similar payments	Share based payments			Post Employment	Total
	Salary and Fees	Other Non- monetary		Options granted			Superannuation
					Amortised cost	Remuneration
	$	$	$	Number	$	%	$	$
PA Johnston	139,973	0	0	0	0	0	56,374	196,347
C Naughton	629,738	59,047	0	0	0	0	105,113	793,898
AJ Husband	309,861	57,590	0	0	51,876	0	60,725	480,052
PJ Nestel AO	98,250	0	0	0	0	0	0	98,250
PB Simpson	54,128	0	0	0	0	0	4,872	59,000
LC Read *	24,313	0	0	0	0	0	2,187	26,500
GM Leppinus	2,000	0	0	0	0	0	49,000	51,000
	1,258,263	116,637	0	0	51,876	0	278,271	1,705,047
* resigned 30 January, 2007

Remuneration of the named Executives (including the Company Secretary) who receive the highest remuneration for the year ended 30 June, 2007
	Short term emoluments		Termination & similar payments	Share based payments			Post Employment	Total
	Salary and Fees	Other Non- monetary		Options granted			Superannuation
					Amortised cost	Remuneration
	$	$	$	Number	$	%	$	$
DR Seaton *	320,632	47,522	-	50,472	61,142	11.5%	100,587	529,883
WJ Lancaster	198,660	26,326	-	24,412	26,941	10.7%	-	251,927
BM Palmer	168,267	32,133	-	27,676	33,657	13.5%	15,144	249,201
CD Kearney	197,340	16,995	-	28,768	34,665	13.0%	17,761	266,761
RL Erratt	143,605	25,369	-	26,400	33,149	13.7%	39,629	241,752
	1,028,504	148,345	-	157,728	189,554	12.3%	173,121	1,539,524
* includes Directors fees paid by Glycotex, Inc.

Value of options for Directors and named Executives granted, exercised or lapsed during the year ended 30 June, 2007
	Options Granted	Options Exercised	Options Lapsed	Total value of options granted, exercised and lapsed
	Value at grant date $	Value at exercise date $	Value at time of Lapse $	$
AJ Husband	-	50,544	-	50,544
DR Seaton	70,661	24,736	-	95,397
WJ Lancaster (USA)	34,177	-	-	34,177
BM Palmer	38,746	25,311	-	64,057
CD Kearney	40,275	-	-	40,275
RL Erratt	36,960	33,613	-	70,573

	220,819	134,204	-	355,023

Executive Directors have been disclosed under Directors’ remuneration only and have been excluded from the Executive remuneration.

Executives are those directly accountable and responsible for the operational management and strategic direction of the Company and its consolidated entities and include the Company Secretary.

The elements of emoluments have been determined on the basis of the cost to the Company and the consolidated entity.

The assessed fair value at grant date of options included as part of Director and Executive emoluments is allocated equally over the period from grant date to vesting date. Fair values at grant date are determined using a Binomial option pricing model, which takes account of factors including the option exercise price, the volatility of the underlying share price, the risk free interest rate, expected dividends, the current market price of the underlying share and the expected life of the option.

Fair values of options:
The fair value of each option is estimated on the date of grant using a Binomial option-pricing model with the following assumptions used for grants made on:

	30 March,	21 April,	16 March,	27 February,	29 November,
	2007	2006	2005	2004	2002
Dividend yield	0%	0%	0%	0%	0%
Expected volatility	59%	66%	69%	69%	68%
Historical volatility	59%	66%	69%	69%	68%
Risk-free interest rate	6.09%	5.62%	5.67%	5.52%	5.27%
Expected life of option	5 years	5 years	5 years	5 years	5 years
Option fair value	1.40	2.10	2.96	2.82	1.26

The dividend yield reflects the assumption that the current dividend payout, which is zero, will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

Further detail on the remuneration of Directors and Executives are also provided in Note 22 to the financial statements.

DIRECTORS’ REPORT

Directors' meetings

During the financial year ended 30 June, 2007, the number of meetings held and attended by each Director were:

		Meetings of Committees
	Directors' meetings	Audit	Remuneration	Capital Works
Number of meetings held:	11	4	1	2

Number of meetings attended:
PA Johnston	11	4	1	2
C Naughton	11	-	-	2
AJ Husband	11	-	-	-
PJ Nestel AO	11	4	1	2
PB Simpson	9	3	1	1
LC Read *	7	2	-	-
GM Leppinus	11	4	-	-
* resigned 30 January, 2007 – attended all meetings held while in office

Committee membership

At the date of this report, the Company had an Audit Committee, a Remuneration Committee and a Capital Works Committee of the Board of Directors.

Directors acting as members on the committees during the year were:

Audit                                        Remuneration                                                 Capital Works
GM Leppinus (Chairman)                     PB Simpson (Chairman)                                PA Johnston (Chairman)
PJ Nestel AO                                        PJ Nestel AO                                               C Naughton
PA Johnston                                         PA Johnston                                                PJ Nestel AO
LC Read *                                                                                                   PB Simpson
PB Simpson
* resigned 30 January, 2007

Nomination Committee

The duties and responsibilities typically delegated to such a committee are included in the responsibilities of the entire Board. Accordingly, during the year ended 30 June, 2007, Novogen Limited did not have a separately established Nomination Committee. The Board does not believe that any marked efficiencies or enhancements would be achieved by the creation of a separate Nomination Committee.

DIRECTORS’ REPORT

AUDITORS INDEPENDENCE AND NON-AUDIT SERVICES

A copy of the Auditors’ independence declaration required under section 307C of the Corporations Act 2001 is set out on page 21.

Non-audit services

The following non-audit services were provided by the entities’ Auditor BDO. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service means that auditor independence was not compromised.

BDO received or are due to receive the following amounts for the provision of non-audit services during the year.

Tax compliance services                                                                                                      $40,073
MEI S3 audit and review costs                                                                                                  $12,705
Review of government grants                                                                                                      $1,600
Other miscellaneous matters.                                                                                                       $3,573
                                                                                                                                                $57,951

Signed in accordance with a Resolution of the Board of Directors.

/s/ Christopher Naughton

Christopher  Naughton
Managing Director

Sydney, 22 August, 2007

AUDITOR'S INDEPENDENCE DECLARATION

DECLARATION OF INDEPENDENCE BY WAYNE BASFORD
TO THE DIRECTORS OF NOVOGEN LIMITED

As lead auditor of Novogen Limited for the year ended 30 June 2007 I declare that,to the best of my knowledge and belief, there have been no contraventions of:

•	the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

•	any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Novogen Limited an the entities it controlled during the period

/s/ Wayne Basford

WAYNE BASFORD
Partner

/s/ BDO

BDO Kendalls
Chartered Accountants

Dated in Sydney, this 22nd day of August, 2007

CORPORATE GOVERNANCE STATEMENT

The Board of Directors of Novogen Limited is responsible for the corporate governance of the consolidated entity. The Board guides and monitors the business and affairs of Novogen Limited on behalf of the shareholders by whom they are elected and to whom they are accountable.

In accordance with the Australian Stock Exchange Corporate Governance Council’s “Principles of Good Corporate Governance and Best Practice Recommendations” (“Council’s Recommendations”) the Corporate Governance Statement must contain certain specific information and must disclose the extent to which the Company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure. Novogen’s Corporate Governance Statement is structured with reference to the Council’s principles and recommendations, which are as follows:

Principle 1.                                Lay solid foundation for management and oversight;
Principle 2.                                Structure the Board to add value;
Principle 3.                                Promote ethical and responsible decision making;
Principle 4.                                Safeguard integrity of financial reporting;
Principle 5.                                Make timely and balanced disclosure;
Principle 6.                                Respect the rights of shareholders;
Principle 7.                                Recognise and manage risk;
Principle 8.                                Encourage enhanced performance;
Principle 9.                                Remunerate fairly and responsibly;
Principle 10.                                Recognise the legitimate interests of stakeholders.

With the exception of the Nomination Committee (see below), during the year ended 30 June, 2007, the corporate governance practices of Novogen Limited were compliant in all material respects with the Council’s Recommendations.

For further information on Corporate Governance policies adopted by Novogen Limited refer to the Company’s website: www.novogen.com

Nomination Committee

Recommendation 2.4 requires listed entities to establish a Nomination Committee. The duties and responsibility typically delegated to such a committee are included in the responsibilities of the entire Board. Accordingly, during the year ended 30 June, 2007, Novogen Limited did not have a separately established Nomination Committee. The Board does not believe that any marked efficiencies or enhancements would be achieved by the creation of a separate Nomination Committee.

Structure of the Board of Directors

The skills, expertise and experience relevant to the position of Director held by each Director in office at the date of this annual report is included in the Directors’ Report on page 4. Directors are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgement.

In the context of Director independence, “materiality” is considered from both the Company and individual Director perspective. In determining whether a Non-Executive Director is independent, they must not hold more than 5% of the Company’s outstanding shares. Also, qualitative factors are considered, including not having been employed as an Executive within the last 3 years, not been a Principal of a material professional advisor or consultant, not have a material contractual relationship with the Company, not served on the Board for a period which could be perceived to interfere with their ability to act in the best interests of the Company or engaged in any business interests which could be perceived to interfere with their ability to act in the best interests of the Company.

In accordance with the definition of independence above, and the materiality thresholds set, the following Directors of Novogen Limited are considered to be independent:

Name                                                      Position

PA Johnston                                                      Non-Executive Chairman
Professor PJ Nestel AO                       Non-Executive Director
PB Simpson                                                      Non-Executive Director
Dr LC Read                                                      Non-Executive Director - resigned 30 January, 2007
GM Leppinus                                                    Non-Executive Director

There are procedures in place, agreed by the Board, to enable Directors in the furtherance of their duties, to seek independent professional advice at the Company’s expense.

The term in office held by each Director in office at the date of this report is as follows:

Name                                                      Term in Office

PA Johnston                                                      10 years
C Naughton                                                       10 years
PB Simpson                                                      12 years
Professor PJ Nestel AO                        6 years
GM Leppinus                                                 2 years
AJ Husband                                                   1 year

For additional details regarding Board appointments please refer to the Company’s web site.

Audit Committee

The Board has an Audit Committee, which operates under a charter approved by the Board. It is the Board’s responsibility to ensure that an effective internal control framework exists within the Group. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information as well as non-financial considerations such as bench marking of operational key performance indicators. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the consolidated entity to the Audit Committee.

The Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. All members of the Audit Committee are independent Non-executive Directors.  The members of the Audit Committee during the year were Geoffrey Leppinus (Chairman), Paul Nestel, Philip Johnston, Leanna Read (resigned 30, January 2007) and Peter Simpson.

Qualifications of Audit Committee members

Qualifications of the members of the Audit Committee are contained in the Directors’ Report.

For details on the number of Audit Committee meetings held during the year and the attendees at those meetings refer to page 19 of the Directors’ Report.

                  CORPORATE GOVERNANCE STATEMENT

Performance

The performance of the Board and the key Executives is reviewed regularly against both measurable and qualitative indicators. During the reporting period the Board conducted a performance evaluation which involved the assessment of each Board member’s and key Executive’s performance. The performance criteria against which Directors and Executives are assessed have regard to the financial and non-financial objectives of Novogen Limited.

Remuneration Committee

The Remuneration Committee was formed in order to review the remuneration of the Executive Directors and key Executives by reference to independent data, external professional advice and the requirements to retain high quality management.

Refer to the Directors’ Report for details on the amount of remuneration and all monetary and non-monetary components for each Director and for each of the highest paid Executives (Non-director) during the year.

Details on the number of meetings held and number of meetings attended by each Committee member are contained on page 19 in the Directors’ Report.

The Committee comprises Non-Executive Directors, Peter Simpson (Chairman), Paul Nestel AO and Philip Johnston.

Capital Works Committee

The Capital Works Committee reviews capital investment proposals, assesses the project tenders and reviews progress against timetables and cost estimates. The Committee comprises Philip Johnston (Chairman), Peter Simpson, Paul Nestel AO and Christopher Naughton.

Corporate Reporting

The Managing Director and the CFO have made the following certifications to the Board:
•
that the Company’s financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and Group and are in accordance with relevant accounting standards; and

•	that the above statement is founded on a sound system of risk management and internal controls are operating efficiently and effectively in all material respects.

NOVOGEN LIMITED AND CONTROLLED ENTITIES

INCOME STATEMENTS
for the year ended 30 June, 2007
	Notes		Consolidated		Novogen Limited
			2007	2006	2007	2006
			$'000	$'000	$'000	$'000
Continuing Operations
Revenue	2		17,295	17,445	1,300	1,207
Cost of sales			(6,945)	(5,445)	-	-

Gross profit			10,350	12,000	1,300	1,207

Other income	2		2,710	793	2,479	-

Research & development expenses			(16,134)	(12,014)	-	-
Selling & promotional expenses			(7,908)	(9,013)	-	-
Shipping and handling expenses			(392)	(556)	-	-
General and administrative expenses			(12,902)	(8,769)	(2,899)	(3,660)
Other expenses			(17)	(301)	-	-
Finance costs			(2)	(52)	-	(15)

(Loss)/profit before income tax	2		(24,295)	(17,912)	880	(2,468)

Income tax expense	3		(1)	(1)	-	-

(Loss)/profit for the period			(24,296)	(17,913)	880	(2,468)

Loss attributable to minority interest			4,315	1,693	-	-

(Loss)/profit attributable to members of Novogen Limited	15	(c)	(19,981)	(16,220)	880	(2,468)

Basic and diluted earnings/(loss) per share (cents)	4		(20.5)	(16.7)

NOVOGEN LIMITED AND CONTROLLED ENTITIES

BALANCE SHEETS
as at 30 June, 2007
	Notes		Consolidated		Novogen Limited
			2007	2006	2007	2006
			$'000	$'000	$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	5		39,511	33,513	16,514	14,522
Trade and other receivables	6		4,276	4,030	40	34
Inventories	7		3,899	5,522	-	-
Other current assets	8		630	685	534	523
Assets held for sale	9		2,203	-	-	-
Total current assets			50,519	43,750	17,088	15,079

NON-CURRENT ASSETS
Inventories	7		-	2,864	-	-
Property, plant and equipment	10		838	4,484	-	-
Other financial assets	11		-	-	54	54
Total non-current assets			838	7,348	54	54

TOTAL ASSETS			51,357	51,098	17,142	15,133

CURRENT LIABILITIES
Trade and other payables	12		5,920	5,646	129	111
Interest-bearing loans and borrowings	13		-	15	-	-
Provisions	14		539	520	-	-
Total current liabilities			6,459	6,181	129	111

NON-CURRENT LIABILITIES
Provisions	14		272	339	-	-
Total non-current liabilities			272	339	-	-

TOTAL LIABILITIES			6,731	6,520	129	111
NET ASSETS			44,626	44,578	17,013	15,022

EQUITY
Contributed equity	15	(a)	191,876	176,989	127,573	127,060
Reserves	15	(b)	(5,155)	(2,847)	-	-
Accumulated losses	15	(c)	(146,147)	(131,700)	(110,560)	(112,038)
Parent interest			40,574	42,442	17,013	15,022

Minority Interest	15	(d)	4,052	2,136	-	-

TOTAL EQUITY			44,626	44,578	17,013	15,022

NOVOGEN LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF CHANGES IN EQUITY
for the year ended 30 June, 2007

Consolidated	Contributed equity	Accumulated losses	Reserves	Total	Minority interest	Total equity
	$'000	$'000	$'000	$'000	$'000	$'000

At 1 July 2005	176,235	(116,069)	(3,413)	56,753	3,739	60,492
Options exercised (1)	754			754	-	754
Loss for the period		(16,220)		(16,220)	(1,693)	(17,913)
Exchange differences on translation of foreign operations			566	566	90	656
Share-based payments		589		589		589
At 30 June 2006	176,989	(131,700)	(2,847)	42,442	2,136	44,578

At 1 July 2006	176,989	(131,700)	(2,847)	42,442	2,136	44,578
Issue of share capital by subsidiary	24,371			24,371	-	24,371
less outside equity interest	(5,277)			(5,277)	5,277	-
Options exercised (2)	513			513		513
Loss for the period		(19,981)		(19,981)	(4,315)	(24,296)
Share of opening equity transferred to minority interest due to issuance of further shares by subsidiary	(4,720)	3,231	(299)	(1,788)	1,788	-
Exchange differences on translation of foreign operations			(2,009)	(2,009)	(1,312)	(3,321)
Share-based payments		2,303		2,303	478	2,781
At 30 June 2007	191,876	(146,147)	(5,155)	40,574	4,052	44,626

Novogen Limited	Contributed equity	Accumulated losses	Reserves	Total	Minority interest	Total equity
	$'000	$'000	$'000	$'000	$'000	$'000

At 1 July 2005	126,306	(110,159)	-	16,147	-	16,147
Options exercised (1)	754			754	-	754
Loss for the period		(2,468)		(2,468)		(2,468)
Share-based payments		589		589		589
At 30 June 2006	127,060	(112,038)	-	15,022	-	15,022

At 1 July 2006	127,060	(112,038)	-	15,022	-	15,022
Options exercised (2)	513			513		513
Profit for the period		880		880	-	880
Share-based payments		598		598	-	598
At 30 June 2007	127,573	(110,560)	-	17,013	-	17,013

(1) - during the period 248,392 Novogen Limited shares were issued following the exercise of options.
(2) - during the period 300,207 Novogen Limited shares were issued following the exercise of options.

NOVOGEN LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF CASH FLOWS
for the year ended 30 June, 2007
	Notes	Consolidated		Novogen Limited
		2007	2006	2007	2006
		$'000	$'000	$'000	$'000
Cash flows from operating activities
Receipts from customers		11,895	13,063	-	-
Payments to suppliers and employees		(34,559)	(32,628)	(1,229)	(1,403)
Interest received		1,912	1,543	917	745
Interest paid		(2)	(53)	-	(15)
Grants received		1,470	1,341	-	-
Income tax paid		(1)	(1)	-	-
Litigation settlements		1,026	613	-	-
Royalty received		1,875	1,609	-	-
Licence fees received		1,122	-	-	-
Goods and services tax refunded by tax authorities		654	76	-	-

Net cash flows used in operating activities	5	(14,608)	(14,437)	(312)	(673)

Cash flows from investing activities
Acquisition of property, plant and equipment		(299)	(319)	-	-
Proceeds from sale of plant and equipment		262	10	-	-
Loans to controlled entities		-	-	2,479	(1,677)

Net cash flows from/(used in) investing activities		(37)	(309)	2,479	(1,677)

Cash flows from financing activities
Proceeds from the issue of ordinary shares		513	754	513	754
Proceeds from the issue of shares by subsidiary		24,371	-	-	-
Repayment of borrowings		(15)	(750)	-	-

Net cash flows from financing activities		24,869	4	513	754

Net increase/(decrease) in cash and cash equivalents		10,224	(14,742)	2,680	(1,596)
Cash and cash equivalents at beginning of period		30,513	44,110	11,522	12,409
Effect of exchange rates on cash holdings in foreign currencies		(4,226)	995	(688)	559
Movements in secured facility		2,000	150	2,000	150

Cash and cash equivalents at end of period	5	38,511	30,513	15,514	11,522

NOTES TO THE FINANCIAL STATEMENTS

The financial report of Novogen Limited for the year ended 30 June, 2007 was authorised for issue in accordance with a resolution of the board of directors on 22 August, 2007.

Note 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies which have been adopted in the preparation of the financial report are:

Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards, other authorative pronouncements of the AASB and UIG Interpretations. The financial report has also been prepared on a historical cost basis with all amounts presented in Australian dollars, unless otherwise stated.

The amounts contained in this Report and in the Financial Statements have been rounded off under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies. Amounts have been rounded off to the nearest thousand dollars unless otherwise stated.

Statement of compliance

The financial report complies with Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).

Basis of consolidation

The consolidated financial statements comprise the financial statements of Novogen Limited and its subsidiaries as at 30 June each year (the “Group”).

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

In preparing the consolidated financial statements, all inter-company balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Minority interests represent the portion of profit or loss and net assets in Marshall Edwards, Inc. and Glycotex, Inc. not held by the Group and are presented separately in the Income Statement and within equity in the consolidated Balance Sheet.

Significant accounting judgements, estimates and assumptions

(i) Significant accounting judgements
In the process of applying the Groups accounting policies, management has made the following judgement, apart from those involving estimations.

Research and development expenses
The Directors do not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalisation of development costs. These costs have been recognised as an expense when incurred.

(ii) Significant accounting estimates and assumptions
The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Share-based payment transactions
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of equity instruments at the date at which they are granted. The fair value is determined using a binomial model, using the assumptions detailed in Note 16.

Impairments
The Group assesses impairment at each reporting date by evaluating conditions specific to the Group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. In determining the economic benefits, provisions are made for certain trade discounts and returned goods. The following specific recognition criteria must also be met:

Sale of goods
Revenue from sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer when the goods have been dispatched to a customer pursuant to a sales order and invoice.

Interest
Interest revenue is recognised as interest accrues using the effective interest method. The effective interest method uses the effective interest rate which is the rate that exactly discounts the estimated future cash receipts over the expected life of the financial asset.

Government grants
Grant income is recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Grant income is recognised in the income statement over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Royalties
Royalty revenue is recognised on an accruals basis in accordance with the substance of the relevant agreements.

Litigation Settlement
Revenue is recognised when the risks and rewards have been transferred, which is considered to occur on settlement.

Borrowing costs

Borrowing costs are recognised as an expense when incurred.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

Cash and cash equivalents

Cash and short term deposits in the Balance Sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Statements of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts and secured cash.

Trade and other receivables

Trade receivables, which generally have 30-60 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Inventories

Inventories are measured at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:
•  Raw materials – purchase cost on a first-in, first-out basis; and
•	Finished goods and work-in-progress – cost of direct material, direct labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Non-current assets held for sale

Non-current assets are classified as held for sale and stated at the lower of their carrying amount and fair value less cost to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less cost to sell of an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of derecognition.

Non-current assets are not depreciated or amortised while they are classified as held for sale.

Non-current assets classified as held for sale are presented separately from the other assets in the balance sheet.

Foreign currency translation

Functional Currency

Both the functional and presentation currency of Novogen Limited and its subsidiaries is Australian dollars ($A) except for Marshall Edwards, Inc., Marshall Edwards Pty Limited and Glycotex, Inc. where the functional currency is U.S. dollars.

Translation of foreign currency transactions

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of the exchange ruling at the balance sheet date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Translation of financial reports of overseas operations

As at the reporting date the assets and liabilities of overseas subsidiaries are translated into the presentation currency of the Company at the rate of exchange ruling at the balance sheet date and the Income Statements are translated at the weighted average exchange rates for the period.

The exchange differences arising on the retranslation of overseas operations which have a functional currency of $A are taken directly to the Income Statement. The exchange differences arising on the retranslation of overseas operations which have a functional currency that is not $A are taken directly to a separate component of equity.

Taxes

Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the Income Statement.

Other taxes

Revenues, expenses and assets are recognised net of the amount of GST receipt except:
•
when the GST incurred on a purchase of goods or services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables, which are stated with the amounts of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Balance Sheet.

Cash flows included in the Statements Cash Flows are on a net basis and the GST components of the cash flows arising from investing and financing activities which are recoverable from or payable to the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

Property, plant & equipment

Cost and valuation
Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Depreciation
Depreciation is calculated on a straight-line basis to write off the depreciable amount of each item of property, plant and equipment (excluding land) over its expected useful life to the Group.

Major depreciation periods are:
Buildings	8 - 20 years
Plant and equipment	2.5-10 years
Leasehold improvements	the lease term

Impairment of assets
At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset’s value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Derecognition and disposal
An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

Investments

All non-current investments are carried at the lower of cost and recoverable amount.

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Capitalised development costs have a finite life and are amortised on a systematic basis matched to the future economic benefits over the useful life of the project.

Trade and other payables

Trade and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchases of these goods and services.

Interest bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

Gains and losses are recognised in profit or loss when the liabilities are derecognised.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Employee benefits

Wages, salaries, annual leave
Liabilities for wages and salaries, including non-monetary benefits, are recognised in other payables in respect of employees’ services up to the reporting date. Liabilities for annual leave are recognised in current provisions in respect of employees’ services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled.

Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

Defined contribution plan
Defined superannuation contributions are recognised as an expense in the period they are incurred.

Share-based payment transactions

The Group provides benefits to employees (including senior Executives) of the Group in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions) under the terms of the Employee Share Option Plan (ESOP).

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a binomial model. Further details are given in Note 16.

In valuing equity-settled transactions, no account is taken of any performance conditions.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the vesting period of the instrument. The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the Group’s best estimate of the number of equity instruments that will ultimately vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without the possibility of withdrawing or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown as a deduction, net of tax, from the proceeds.

Subsidiary equity issues

Where a subsidiary makes a new issue of capital subscribed by minority interests, the parent company may make a gain or loss due to dilution of minority interests. These gains or losses are recognised in equity attributable to the parent company.

Earnings per share (EPS)

Basic EPS is calculated as net profit/(loss) attributable to members of the parent, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit/(loss) attributable to members of the parent, adjusted for:
•	costs of servicing equity (other than dividends) and preference share dividends;
•	the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
•	other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares, divided by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus element.

Deferred offering costs

Where costs associated with a capital raising have been incurred at balance date and it is probable that the capital raising will be successfully completed after balance date, such costs are deferred and offset against the proceeds subsequently received from the capital raising.

Financial instruments

Recognition
Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Financial liabilities
Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2007 reporting periods. The Group’s and parent entity’s assessment of the impact of these new standards and interpretations is set out below.

i) AASB-I 10 Interim Financial Reporting and Impairment
AASB-I 10 is applicable to reporting periods commencing on or after 1 November 2006. The Group has not recognised an impairment loss in relation to goodwill, investments in equity instruments of financial assets carried at cost in an interim reporting period but subsequently reversed the impairment loss in the annual report. Application of the interpretation will therefore have no impact on the Group’s or the parent entity’s financial statements.

ii) AASB-I 11 Group and Treasury Share Transactions
AASB-I 11 Clarifies the accounting treatment under AASB 2: Share-Based Payments where the parent entity grants rights to its equity instruments to employees of its subsidiaries, or where a subsidiary grants to its employees rights to equity instruments of its parent.  The Interpretation applies to periods commencing on or after 1 March 2007. During the current reporting period, Novogen Limited issued share options to employees of subsidiaries for employee services rendered to these subsidiaries. On adoption of Interpretation 11, comparatives in the 30 June 2008 financial report of the parent entity will be restated to increase the investment in subsidiary and equity of $549,000 at 30 June 2007.

iii) AASB 2007- Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments
These amendments insert accounting treatment options that currently exist under IFRSs into AIFRSs and remove Australian-specific disclosures that were added into AIFRSs on first-time adoption from 1 January 2005. These amendments apply to periods commencing on or after 1 July 2007. Most changes relate to certain Australian-specific disclosures not being required. The Company does not intend to adopt any reinstated options for accounting treatment when the standard is adopted. As such, there will be no future financial impacts on the financial statements.

iv) AASB 123 – Borrowing Costs
To the extent that borrowing costs are directly attributable to the acquisition, construction or production of a qualifying asset, the option of recognising borrowing costs immediately as an expense has been removed. Consequently all borrowing costs for qualifying assets will have to be capitalised. This amendment is applicable for periods commencing on or after 1 January 2009. The transitional provisions of this standard only require capitalisation of borrowing costs on qualifying assets where commencement date for capitalisation is on or after 1 January 2009. As such, there will be no impact on prior period financial statements when this standard is adopted.

v) AASB 7 Financial Instruments: Disclosures

Replaces the disclosure requirements relating to financial instruments currently included in AASB 132: Disclosure and Presentation. The disclosures are applicable for Annual periods commencing on or after 1 January 2007. As this is a disclosure standard only, there will be no impact on amounts recognised in the financial statements. However, various additional disclosures will be required about the group’s and the parent entity’s financial instruments.

vi) AASB 101 Presentation of Financial Statements
Removes Australian specific disclosure requirements. The revised standard is applicable for annual reporting periods commencing on or after 1 January 2007. As these changes result in a reduction of Australian-specific disclosures, there will be no impact on amounts recognised in the financial statements.

Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

Note 2.	(LOSS)/PROFIT BEFORE INCOME TAX

	Consolidated		Novogen Limited
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000

Revenue and expenses from continuing operations

(a) Revenue
Sale of goods	10,709	13,500	-	-
	10,709	13,500	-	-

Bank interest	1,912	1,460	922	723
Royalties	1,746	1,753	-	-
Licence fees	1,122	-	-	-
Litigation settlements	1,026	613	-	-
Management Fees	-	-	378	484
Other	780	119	-	-
	6,586	3,945	1,300	1,207

Total revenue	17,295	17,445	1,300	1,207

(b) Other income

Government grants - research and development	2,710	783	-	-
Movement in bad and doubtful debt provision from related parties.	-	-	2,479	-
Net gains on disposal of property, plant and equipment	-	10	-	-
	2,710	793	2,479	-

(c) Other expenses
Write-down of plant and equipment	-	301	-	-
Loss on disposal of plant and equipment	17	-	-	-
	17	301	-	-

(d) Finance costs
Finance charges payable under finance leases	2	52	-	-
	2	52	-	-

(e) Depreciation, amortisation and cost of inventories included in the income statement
Included in cost of sales:
Depreciation	367	499	-	-
Amortisation of leased assets	-	197	-	-

Costs of inventories recognised as an expense	933	1,022	-	-

	Consolidated		Novogen Limited
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
(f) Lease payments and other expenses included in the income statement
Included in administrative expenses:
Depreciation	609	669	-	-
Amortisation	-	24	-	-
Minimum lease payments - operating leases	668	669	-	-
Net foreign exchange differences	(893)	(112)	688	(559)

(g) Employee benefit expense
Wages and salaries	8,163	7,121	176	251
Workers' compensation costs	67	66	-	-
Defined contribution plan expense	1,022	735	109	29
Share-based payments expense	549	562	549	562
	9,801	8,484	834	842

Note 3.	INCOME TAX

	Consolidated		Novogen Limited
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000

A reconciliation between tax expense and the product of accounting (loss)/profit before income tax multiplied by the Group's applicable tax rate is as follows:

Accounting (loss)/profit before tax from operations	(24,295)	(17,912)	880	(2,468)

At the Group's statutory income tax rate of 30% (2006: 30%)	(7,289)	(5,374)	264	(740)

Foreign tax rate differentials	(250)	(132)	-	-
Non deductible expenses	975	598	181	177
Research and development allowance	(143)	(466)	-	-
Sub-total	(6,707)	(5,374)	445	(563)
(Under)/over provision in prior period	(865)	370	-	68
Losses relating to subsidiaries	-	-	(247)	(480)
Tax losses and timing differences not recognised	7,573	5,005	-	975
Previously unrecognised tax losses used to reduce tax expense	-	-	(198)	-

Tax expense	1	1	-	-

Components of Income Tax Expense/(Benefit)
Current tax	(6,707)	(5,374)	198	(1,043)
Defferred tax	7,573	5,005	(198)	975
(Under)/over provision	(865)	370	-	68

Income Tax Expense	1	1	-	-

Deferred Income Tax	Consolidated		Novogen Limited
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Deferred income tax at 30 June relates to the following:

Deferred tax assets
Depreciation	733	806	-	-
Provisions accruals	1,042	1,536	27,638	28,873
Exchange gains	549	-	703	-
Other	113	102	2,226	2,216
Losses carried forward
- Australia	24,157	19,319	8,973	8,816
- USA	14,729	12,904	-	-
- Other countries	5,139	4,200	-	-

Total deferred tax assets not recognised	46,462	38,867	39,540	39,905

Deferred tax liability
Exchange losses	-	(165)	-	(167)
Other	(304)	(117)	-	-

Total deferred tax liability not recognised	(304)	(282)	-	(167)

Net deferred tax asset not recognised	46,158	38,585	39,540	39,738

Tax consolidation

Novogen Limited and its 100% owned Australian subsidiaries elected to form a tax consolidation group for income tax purposes with effect from 1 July, 2003. The Australian Tax Office has been formally notified of this decision. Novogen Limited as the head entity discloses all of the deferred tax assets of the tax consolidated group in relation to tax losses carried forward (after elimination of inter-group transactions).

As the tax consolidation group continues to generate tax losses there has been no reason for the Company to enter a tax funding agreement with members of the tax consolidation group.

Note 4.	EARNINGS PER SHARE

Basic earnings per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The notional issue of potential ordinary shares resulting from the exercise of options detailed in Note 16 does not result in diluted earnings per share that shows a different view of the earnings performance of the Company, therefore the information has not been disclosed.

Potential ordinary shares (non-dilutive) and not included in determining earnings per share: 1,576,066 options (refer Note 16).

There have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated
	2007	2006
	$'000	$'000

Net loss attributable to ordinary equity holders of the parent	(19,981)	(16,220)

	2007 Thousands	2006 Thousands

Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	97,567	97,207

Note 5.	CASH AND CASH EQUIVALENTS

	Consolidated		Novogen Limited
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000

Cash at bank and in hand	30,059	21,384	7,062	2,393
Short-term deposits	8,452	9,129	8,452	9,129
	38,511	30,513	15,514	11,522

Secured cash (Refer Note 13)	1,000	3,000	1,000	3,000
	39,511	33,513	16,514	14,522

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits and secured cash are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Reconciliation of net (loss)/profit after tax to net cash from operations

	Consolidated		Novogen Limited
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000

Net (loss)/profit	(24,296)	(17,913)	880	(2,468)

Adjustments for:
Depreciation and amortisation	976	1,389	-	-
Net loss on disposal of property, plant and equipment	17	291	-	-
Share-based payments	2,686	589	598	589

Changes in assets and liabilities:
(increase)/decrease in trade receivables	388	574	-	-
(increase)/decrease in other receivables	(128)	(829)	(6)	22
(increase)/decrease in inventories	4,487	1,682	-	-
(increase)/decrease in prepayments	55	136	(11)	97
increase/(decrease) in trade and other payables	274	145	18	(31)
increase/(decrease) in provisions	(48)	(166)	(2,479)	1,677
exchange rate change on opening cash	981	(335)	688	(559)

Net cash outflow from operating activities	(14,608)	(14,437)	(312)	(673)

Note 6.  TRADE AND OTHER RECEIVABLES

	Consolidated		Novogen Limited
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000

Current

Trade receivables (i)	2,368	2,717	-	-
Allowance for doubtful debts	(46)	(7)	-	-
	2,322	2,710	-	-

Deposits held	415	462	-	-
Deferred offering costs	30	128	-	-
Other debtors (ii)	1,509	730	40	34

	4,276	4,030	40	34

Non-current

Related party receivables (iii)
Wholly-owned group - intercompany balances (Note 20(a))	-	-	92,000	96,137
Provision for non-recovery	-	-	(92,000)	(96,137)
	-	-	-	-

(i)   Trade receivables are non-interest bearing and are generally on 30-60 day terms.
(ii)	Other debtors generally arising from transactions outside usual operating activities of the Group and are non-interest bearing and have repayment terms between 7 and 30 days.
(iii)      Related party receivables – see Note 20(a) for terms and conditions.

Note 7.	INVENTORIES

	Consolidated		Novogen Limited
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000

Current

Work in progress (at cost)	2,183	3,965	-	-
Finished goods (at cost)	1,716	1,557	-	-
	3,899	5,522	-	-

Non-current

Raw materials (at cost)	-	912	-	-
Work in progress (at cost)	-	1,952	-	-
	-	2,864	-	-

Note 8.	OTHER CURRENT ASSETS

	Consolidated		Novogen Limited
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000

Prepayments	630	685	534	523

Note 9.	ASSETS HELD FOR SALE

	Consolidated		Novogen Limited
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000

Land and buildings	2,203	-	-	-

In May 2007 the Company announced that it had entered into new arrangements for the worldwide supply of isoflavones used in its consumer dietary supplement products. As a result, the existing extraction facility located at Wyong NSW will be decommissioned and the property sold. There are several interested parties and the sale is expected to be completed before the end of December 2007.
The assets are presented within total assets of the Australia/NZ segment in Note 17.

Note 10.	PROPERTY, PLANT AND EQUIPMENT

	Consolidated		Novogen Limited
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000

Land at cost	-	1,572	-	-

Buildings at cost	-	3,459	-	-
Accumulated depreciation	-	(2,587)	-	-
	-	872	-	-
Total land and buildings (property)	-	2,444	-	-

Plant and equipment under lease - at cost	-	52	-	-
Accumulated amortisation	-	(52)	-	-
	-	-	-	-

Plant and equipment - at cost	2,806	9,575	-	-
Accumulated depreciation	(2,048)	(7,625)	-	-
	758	1,950	-	-

Leasehold improvements - at cost	112	100	-	-
Accumulated depreciation	(32)	(10)	-	-
	80	90	-	-

Total property, plant and equipment - at cost	2,918	14,758	-	-
Accumulated amortisation and depreciation	(2,080)	(10,274)	-	-

Total property, plant and equipment	838	4,484	-	-

Reconciliations
Reconciliations of the carrying amount of property, plant and equipment at the beginning and at the end of the current financial year.

	Consolidated		Novogen Limited
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Freehold land
Carrying amount at beginning of financial year	1,572	1,572	-	-
Transferred to assets held for sale (Note 9)	(1,572)	-	-	-
Carrying amount at end of financial year	-	1,572	-	-

Buildings on freehold land
Carrying amount at beginning of financial year	872	1,163	-	-
Depreciation expense	(241)	(291)	-	-
Transferred to assets held for sale (Note 9)	(631)	-	-	-
Carrying amount at end of financial year	-	872	-	-

Plant and equipment under lease
Carrying amount at beginning of financial year	-	967	-	-
Transfers to plant and equipment	-	(746)	-	-
Amortisation expense	-	(221)	-	-
Carrying amount at end of financial year	-	-	-	-

Plant and equipment
Carrying amount at beginning of financial year	1,950	2,157	-	-
Additions	287	219	-	-
Transfers from plant and equipment under lease	-	746	-	-
Impairment loss *	-	(301)	-	-
Disposals	(766)	(4)	-	-
Depreciation expense	(713)	(867)	-	-
Carrying amount at end of financial year	758	1,950	-	-

Leasehold improvements
Carrying amount at beginning of financial year	90	-	-	-
Additions	12	100	-	-
Depreciation expense	(22)	(10)	-	-
Carrying amount at end of financial year	80	90	-	-

* The $301,000 impairment loss represents the write-down of certain plant and equipment to nil value as its future use and expected cash inflows are not certain.

Note 11.	OTHER FINANCIAL ASSETS

	Consolidated		Novogen Limited
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000

Shares in controlled entities - at cost (Note 20(b))	-	-	7,474	7,474
Provision for Diminution in investment	-	-	(7,420)	(7,420)
	-	-	54	54

A provision for diminution in value of the parent entity's investment in controlled entities has been recorded by the parent entity, where the Directors believe that the value of future cash flows will not support the current carrying value.

Note 12.	TRADE AND OTHER PAYABLES

	Consolidated		Novogen Limited
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000

Current

Trade payables	3,636	2,312	-	-
Accrued trade payables	1,346	2,654	129	111
Accrued clinical trial payments	938	680	-	-
	5,920	5,646	129	111

Terms and conditions relating to the above payables:

•  trade payables are non-interest bearing and normally settled on 30 day terms; and
•  clinical trial payables are non-interest bearing and normally settled on 30 day terms.

Note 13.	INTEREST BEARING LOANS AND LIABILITIES

	Consolidated		Novogen Limited
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000

Current

Obligations under finance leases (secured) (Note 19(b))	-	15	-	-
	-	15	-	-

Financing facilities available
At reporting date, the following financing facilities had been negotiated and were available:

	Consolidated		Novogen Limited
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000

Lease facility	-	4,000	-	-
Multi option facility	1,000	-	-	-
	1,000	4,000	-	-

Used at balance date	526	572	-	-
Unused at balance date	474	3,428	-	-
	1,000	4,000	-	-

Assets under lease are pledged as security for the associated lease liabilities.

Novogen Limited has entered into a Deed of Set-off where it has agreed to hold a deposited sum with the bank of at least $1 million at all times as additional security for the multi-option facility.

Note 14.	PROVISIONS

	Consolidated		Novogen Limited
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Employee Benefit Provision
Current	539	520	-	-
Non-current	226	293	-	-
	765	813	-	-

	Consolidated		Novogen Limited
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Make Good Provision
Opening balance at beginning of the year	46	-	-	-
Additional provision made in the period	-	46	-	-
Closing balance at the end of the year	46	46	-	-

Current	-	-	-	-
Non-current	46	46	-	-
	46	46	-	-

In accordance with its Sydney premises lease, the Group must restore the leased premises to agreed condition at the end of the lease term. A provision of $46,000 was made during the year ended 30 June, 2006 in respect of the Group’s expected obligation.

Note 15.	CONTRIBUTED EQUITY AND RESERVES

(a) Issued and paid up capital

	Consolidated		Novogen Limited
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000
Fully Paid Ordinary Shares
Novogen Limited
97,594,261 (2006: 97,294,054) ordinary shares	127,573	127,060	127,573	127,060

Other
Gain arising on issue of shares by subsidiaries to outside shareholders:
Marshall Edwards, Inc.	57,388	44,424	-	-
Glycotex, Inc.	6,915	5,505	-	-
	64,303	49,929	-	-

Contributed Equity	191,876	176,989	127,573	127,060

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Movements in issued and paid up ordinary share capital of Novogen Limited are as follows:

	Number of shares	Issue price	$'000
		$
On issue 1 July, 2005	97,045,662		126,306

Options converted to shares	50,180	3.58	180
Options converted to shares	98,501	4.00	394
Options converted to shares	51,037	1.53	78
Options converted to shares	48,674	2.10	102
Total options exercised during the period	248,392		754

On issue 30 June, 2006	97,294,054		127,060

On issue 1 July, 2006	97,294,054		127,060

Options converted to shares	101,950	2.05	209
Options converted to shares	196,304	1.53	300
Options converted to shares	1,953	2.10	4
Total options exercised during the period	300,207		513

On issue 30 June, 2007	97,594,261		127,573

Share options
The Company has an employee share option plan under which options to subscribe for the Company’s shares have been granted to certain executive and other employees (refer Note 16).

(b) Reserves

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Movements in the currency translation reserve were as follows:

	Consolidated		Novogen Limited
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000

Balance at the beginning of the year	(2,847)	(3,413)	-	-
Gain/(loss) on translation of overseas controlled entities	(2,308)	566	-	-
Balance at the end of the year	(5,155)	(2,847)	-	-

(c) Accumulated losses
Movements in accumulated losses were as follows:

	Consolidated		Novogen Limited
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000

Balance at the beginning of the year	(131,700)	(116,069)	(112,038)	(110,159)

Adjustment to opening retained earnings attributed to minority interest holders	3,231	-	-	-
Equity attributable to share based payments	2,303	589	598	589
Current year (loss)/profit	(19,981)	(16,220)	880	(2,468)

Balance at the end of the year	(146,147)	(131,700)	(110,560)	(112,038)

(d) Minority interests
The minority interests are detailed as follows:

	Consolidated		Novogen Limited
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000

Ordinary shares	17,694	7,699	-	-
Foreign currency translation reserve	(1,436)	(423)	-	-
Accumulated losses	(12,206)	(5,140)	-	-
	4,052	2,136	-	-

Note 16.	SHARE BASED PAYMENT PLANS

Employee share option plan
The employee share option plan provides for the issue of options to eligible employees being an employee or Director of the Company or related company. Each option entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options issued under the Employee Share Option Plan vest in four equal annual instalments over the vesting period. Options are not transferable. The option lapses if the employee ceases to be an employee during the vesting period. There are currently 45 employees eligible for this scheme. (2006: 51)

Consultant options
The Company has also granted options by way of compensation to consultants who perform services for Novogen and its controlled entities. Options issued to consultants generally vest in four equal annual instalments over the vesting period. The expense recognised in the income statement relation to consultant options is $48,537. (2006:$26,861)

The contractual life of all options granted is five years. There are no cash settlement alternatives.

The expense recognised in the income statement in relation to employee share-based payments is disclosed in Note 2(g).

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, share options issued to employees during the year;

	2007		2006
	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year (i)	1,294,638	$3.55	1,139,892	$3.49
Granted	539,912	$2.41	438,948	$3.64
Forfeited	(190,239)	$3.83	(81,546)	$4.72
Exercised (ii)	(198,257)	$1.54	(196,400)	$2.89
Expired	-	-	(6,256)	$4.01
Outstanding at the end of the year (i)	1,446,054	$3.37	1,294,638	$3.55
Exercisable at the end of the year	547,442	$3.68	527,691	$2.85

(i) Included within these balances are options over 109,256 shares (2006: 316,834) that have not been recognised in accordance with AASB 2 as the options were granted on or before 7 November, 2002 or vested prior to 1 January, 2005. These options have not been subsequently modified and therefore do not need to be accounted for in accordance with AASB 2.

(ii) There were 198,257 options exercised during the year ended 30 June 2007. These options had a weighted average share price of $2.78 at exercise date. (2006: $4.22).

The following table details the exercise price, expiry date and number of options issued to employees that were outstanding as at the end of the year:

Exercise Price	Expiry Date	No. outstanding 30 June, 2007	No. outstanding 30 June, 2006
$1.53	10/08/06	-	196,304
$2.10	30/11/07	268,430	292,298
$6.76	27/02/09	132,344	147,648
$4.90	16/03/10	201,596	231,304
$3.64	16/04/11	315,824	427,084
$2.41	30/04/07	527,860	-

		1,446,054	1,294,638

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, share options issued to consultants during the year;

	2007		2006
	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year	187,510	$2.68	212,046	$2.78
Granted	44,452	$2.41	27,456	$3.64
Exercised	(101,950)	$2.05	(51,992)	$3.60
Outstanding at the end of the year	130,012	$3.08	187,510	$2.68
Exercisable at the end of the year	56,181	$3.06	136,741	$2.25

The following table details the exercise price, expiry date and number of options issued to consultants that were outstanding as at the end of the year:

Exercise Price	Expiry Date	No. outstanding 30 June, 2007	No. outstanding 30 June, 2006
$2.05	13/07/06	-	101,950
$2.10	30/11/07	37,200	37,200
$6.76	27/02/09	6,660	6,660
$4.90	16/03/10	14,244	14,244
$3.64	16/04/11	27,456	27,456
$2.41	30/04/07	44,452	-

		130,012	187,510

The weighted average remaining contractual life for the share options outstanding as at 30 June 2007 is between 1 and 5 years. (2006: 1 and 5 years)

The weighted average fair value of options granted during the year was $1.40. (2006: $2.10)

The fair value of the equity-settled share options granted to both employees and consultants is estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used to calculate the fair value of the options.

	30 March,	21 April,	16 March,	27 February,
	2007	2006	2005	2004
Dividend yield	0%	0%	0%	0%
Expected volatility	59%	66%	69%	69%
Historical volatility	59%	66%	69%	69%
Risk-free interest rate	6.09%	5.62%	5.67%	5.52%
Expected life of option	5 years	5 years	5 years	5 years
Option fair value	1.40	2.10	2.96	2.82

The dividend yield reflects the assumption that the current dividend payout, which is zero, will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

Share based payments

In connection with the SEDA, entered into in July 2006, MEI  paid Cornell a commitment fee of 123,626 shares of its common stock and warrants to purchase 600,000 shares of its common stock which expire on 11 July, 2010. The warrants have an exercise price of $US4.35 per share, subject to certain adjustments.

The shares were valued at grant date at the fair value being the current market price of the shares.

 The fair value of the equity-settled warrants granted is estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used to calculate the fair value of the options.

Dividend yield	0%
Expected volatility	76%
Historical volatility	76%
Risk-free interest rate	5.45%
Expected life of option	4 years
Option fair value	$A 2.66

Note 17.  SEGMENT INFORMATION

The Group generally accounts for intercompany sales and transfers as if the sales or transfers were to third parties. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

The Novogen Group operates subsidiary companies in 3 major geographical areas being Australia/New Zealand, North America (including the USA and Canada), and Europe (including the UK and the Netherlands). The subsidiaries are involved in the selling and marketing of Novogen's dietary supplements including Promensil, Trinovin and other consumer products.

Segment accounting policies are the same as the consolidated entity’s policies described in Note 1. During the financial year there were no changes in the segment accounting policies that had a material effect on the segment information.

Geographic Segments
The following table presents revenue and profit information and certain asset and liability information regarding business segments for the years ended 30 June, 2007 and 30 June, 2006.

	Australia/NZ		North America		Europe		Elimination		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Revenue
Sales to external customers	4,453	5,166	3,152	5,720	3,104	2,614	-	-	10,709	13,500
Other revenues from external customers	4,691	2,703	54	-	-	-	(71)	(218)	4,674	2,485
Inter-segment revenues	3,543	2,021	-	-	-	-	(3,543)	(2,021)	-	-
Total segment revenue	12,687	9,890	3,206	5,720	3,104	2,614	(3,614)	(2,239)	15,383	15,985
Unallocated revenue									1,912	1,460
Total consolidated revenue									17,295	17,445

Result (from continuing operations)
Segment result (loss)	(18,684)	(11,883)	(1,493)	(6,798)	105	(985)	(4,221)	1,807	(24,293)	(17,859)
Unallocated expenses									(2)	(53)
Consolidated entity (loss) before income tax									(24,295)	(17,912)
Income tax expense									(1)	(1)
Net (loss) from continuing operations									(24,296)	(17,913)

Assets and liabilities
Segment assets	71,533	79,051	70,414	53,237	1,722	1,379	(92,312)	(82,569)	51,357	51,098
Segment liabilities	6,471	5,555	44,107	49,051	11,331	11,092	(55,178)	(59,178)	6,731	6,520

Other segment information
Capital expenditure	269	260	27	53	3	6	-	-	299	319
Depreciation	954	1,106	15	53	7	9	-	-	976	1,168
Amortisation	-	221	-	-	-	-	-	-	-	221
Impairment loss recognised in loss	-	301	-	-	-	-	-	-	-	301
Other non-cash expenses	1,395	1,207	2,208	(63)	35	(8)	-	-	3,638	1,136
Segment net gain/(loss) on foreign currency	(7,031)	2,748	5,573	(2,013)	581	(522)	(16)	(101)	(893)	112

Business Segments
The following table presents revenue, expenditure and certain asset information regarding business segments for the years ended 30 June 2007 and 30 June 2006.

	Dietary supplements		Pharmaceutical research and development		Elimination		Consolidated
	2007	2006	2007	2006	2007	2006	2007	2006
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

Segment revenue	12,450	14,362	4,845	3,083	-	-	17,295	17,445
Segment assets	28,461	32,611	23,790	19,042	(894)	(555)	51,357	51,098

Note 18.  FINANCIAL INSTRUMENTS

The Group’s principal financial instruments comprise finance leases and cash and short term deposits. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk and credit risk.

(a)	Interest rate risk

The Company has cash reserves and places funds on deposit with financial institutions for periods generally not exceeding three months.

The Company does not use derivative financial instruments. The Company places its deposits with high credit quality financial institutions, and, by policy, limits the amount of credit exposure to any single counter-party. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment risk.

The Company mitigates default risk by depositing funds with only the safest and highest credit quality financial institutions and by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any financial institution.

The Company has no interest rate exposure due to rate changes for long-term debt obligations because all of the Company’s long-term borrowings relate to lease agreements that contain fixed rates of interest. The Company primarily enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs.

The Group's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and liabilities is set out below.

		Floating		Fixed		Fixed		Non-interest		Total		Weighted
		Interest Rate		1 year or less		Over 1 to 5 years		bearing				Average Rate
												of Interest
	Note	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

Financial assets
Cash	5	28,528	20,671	-	-	-	-	1,531	713	30,059	21,384	3.84%	3.65%
Deposits	5	-	2,138	9,452	9,991	-	-	-	-	9,452	12,129	6.35%	5.78%
Trade and other receivables	6	-	-	-	-	-	-	4,276	4,030	4,276	4,030	N/A	N/A
		28,528	22,809	9,452	9,991	-	-	5,807	4,743	43,787	37,543

Financial liabilities
Trade and other payables	12	-	-	-	-	-	-	5,920	5,646	5,920	5,646	N/A	N/A
Interest bearing loans and borrowings	13	-	-	-	15	-	-	-	-	-	15	N/A	7.75%
		-	-	-	15	-	-	5,920	5,646	5,920	5,661

Net financial assets/(liabilities)		28,528	22,809	9,452	9,976	-	-	(113)	(903)	37,867	31,882

(a)  Foreign currency risk

The Company conducts a portion of its business in various foreign currencies, primarily in the U.S. and the UK. As of June 30, 2007, the Company had not established a foreign currency hedging program. The Company has mitigated and will continue to mitigate a portion of its currency exposure through international sales, marketing and support operations in which all costs are local currency based.

(b)	Credit risk

The Group trades only with recognised, creditworthy third parties.

It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.

The consolidated entity’s maximum exposures to credit risk at balance date in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the Balance Sheet.

Concentration of credit risk
The Group minimises concentration of credit risk in relation to trade receivables by undertaking transactions with a large number of customers.

Credit risk is managed in the following way:
(i)  payment terms are 30 days except for some customers who have 60 day terms; and
(ii)  a risk assessment process is used for all customers.

(c)	Net fair value of financial assets and liabilities

The net fair value of financial assets and liabilities approximates their carrying value in the Balance Sheet, because they are short term and at market rates of interest.

Note 19.	COMMITMENTS

	Consolidated		Novogen Limited
	2007	2006	2007	2006
	$'000	$'000	$'000	$'000

(a) Lease commitments *

Commitments in relation to operating leases
contracted for at the reporting date but not
recognised as liabilities payable:
Not later than 1 year	471	427	-	-
Later than 1 year but not later than 2 years	476	463	-	-
Later than 2 years but not later than 3 years	444	471	-	-
Later than 3 years but not later than 4 years	81	433	-	-
Later than 4 years but not later than 5 years	11	64	-	-
	1,483	1,858	-	-

(b) Finance leases

Commitments in relation to finance leases
are payable as follows:
Not later than 1 year	-	15	-	-
Later than 1 year but not later than 2 years	-	-	-	-
Minimum lease payments	-	15	-	-
Less: Future finance charges	-	-	-	-
	-	15	-	-

Representing lease liabilities:

Current - (Note 13)	-	15	-	-
Non-current - (Note 13)	-	-	-	-
	-	15	-	-

(c) Other expenditure commitments

Research and development contracts for
service to be rendered:
Not later than 1 year	8,220	3,506	-	-
Later than 1 year but not later than 2 years	4,520	69	-	-
Later than 2 years but not later than 3 years	260	-	-	-
	13,000	3,575	-	-

* Operating leases represent payments for property and equipment rental. Leases for property include an annual review for CPI increases.

There are no commitments for capital expenditure outstanding at the end of the financial year.

Note 20.   RELATED PARTY DISCLOSURES

(a) Ultimate parent
Novogen Limited, a company incorporated in Australia, is the ultimate parent entity.

Transaction with related parties in the wholly-owned group:

	Novogen Limited
	2007	2006
	$	$

Management fees charged by Novogen Limited to subsidiary companies during the year:
Marshall Edwards Pty Ltd	198,060	184,800
Novogen Laboratories Pty Ltd	180,000	284,400
Glycotex, Inc.	-	14,318
	378,060	483,518

Outstanding balances with related parties in the wholly-owned group:

	Novogen Limited
	2007	2006
	$	$

Intercompany balances between Novogen Limited and its wholly owned controlled entities with no fixed term for repayment (Note 6)	92,000,067	96,136,870

Provision for non-recovery	(92,000,067)	(96,136,870)

	-	-

No interest is charged on the intercompany balances between wholly owned controlled entities.

(b) Interests in controlled entities
The consolidated financial statements include the financial statements of Novogen Limited and the subsidiaries listed in the following table.

Name of Entity	Country of Incorporation	% Equity interest *		Investment ($'000)
		2007	2006	2007	2006
Novogen Laboratories Pty Ltd ^	Australia	100	100	400	400
Novogen Research Pty Ltd ^	Australia	100	100	7,000	7,000
Phytosearch Pty Ltd #	Australia	100	100	-	-
Phytogen Pty Ltd #	Australia	100	100	20	20
Glycotex Pty Ltd #	Australia	100	100	-	-
Norvogen Pty Ltd #	Australia	100	100	-	-
Central Coast Properties Pty Ltd ^	Australia	100	100	-	-
Novogen Inc	USA	100	100	-	-
Glycotex, Inc.	USA	81.3	84.3	54	54
Novogen Limited (UK)	UK	100	100	-	-
Promensil Limited	UK	100	100	-	-
Novogen BV	Netherlands	100	100	-	-
Novogen Canada Limited	Canada	100	100	-	-
Marshall Edwards, Inc.	USA	78.1	86.9	-	-
Marshall Edwards Pty Limited #	Australia	78.1	86.9	-	-
			(Note 11)	7,474	7,474

Novogen Limited, a company incorporated in Australia, is the ultimate parent entity.

^ Entities subject to class order relief

Pursuant to Class Order 98/1418 (as amended) issued by the Australian Securities and Investment Commission, relief has been granted to these companies from the Corporations Act 2001 requirements for preparation, audit and lodgement of their financial reports.

As a condition of the Class Order, Novogen Limited and the controlled entities subject to the Class Order (the “Closed Group”), entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities.  The controlled entities have also given a similar guarantee in the event that Novogen Limited is wound up.

# Entities that meet the requirements of small proprietary limited corporations.

* The proportion of ownership interest is equal to the proportion of voting power held.

The consolidated income statement and balance sheet of the entities that are members of the “Closed Group” are as follows:

Consolidated Income Statement	CLOSED GROUP
	2007	2006
	$'000	$'000

Loss from continuing operations before income tax	(5,921)	(1,069)
Income tax expense	-	-
Loss after tax from continuing operations	(5,921)	(1,069)
Accumulated losses at the beginning of the period	(55,984)	(55,504)
Net income recognised directly in equity	598	589
Accumulated losses at the end of the financial year	(61,307)	(55,984)

Consolidated Balance Sheet	CLOSED GROUP
	2007	2006
	$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	17,339	15,541
Trade and other receivables	4,174	2,971
Inventories	2,952	4,520
Assets held for sale	2,203	-
Total current assets	26,668	23,032

NON-CURRENT ASSETS
Receivables	42,356	44,811
Inventories	-	2,864
Property, plant and equipment	806	4,395
Other financial assets	74	74
Total non-current assets	43,236	52,144

TOTAL ASSETS	69,904	75,176

CURRENT LIABILITIES
Trade and other payables	2,922	3,295
Interest bearing loans and borrowings	-	15
Provisions	490	497
Total current liabilities	3,412	3,807

NON-CURRENT LIABILITIES
Provisions	226	293
Total non-current liabilities	226	293

TOTAL LIABILITIES	3,638	4,100

NET ASSETS	66,266	71,076

EQUITY
Contributed equity	127,573	127,060
Accumulated losses	(61,307)	(55,984)
TOTAL EQUITY	66,266	71,076

Note 21.	REMUNERATION OF AUDITORS

	Consolidated		Novogen Limited
	2007	2006	2007	2006
	$	$	$	$

Amounts received or due and receivable by BDO Australia for:
(a) an audit or review of the financial report of the entity and any other entity in the consolidated entity;	263,899	257,460	146,313	153,352
(b) other services in relation to the entity and any other entity in the consolidated entity.
- Tax compliance services	40,073	39,476	12,850	11,000
- Glycotex S1 audit and review services	-	109,394	-	-
- MEI S3 audit and review services	12,705	-	-	-
- Sarbanes-Oxley Section 404 services	-	1,944	-	1,944
- Review of accounting papers	-	13,810	-	6,220
- Review of government grants	1,600	4,900	-	-
- Other	3,573	3,661	2,623	-
	321,850	430,645	161,786	172,516
Amounts received or due and receivable by Ernst & Young Australia for an audit or review of the financial report of the entity and any other entity in the consolidated entity:	26,129	82,764	-	50,000

Amounts received or due and receivable by auditors of other subsidiaries in the consolidated entity for an audit/review, which are not already disclosed.	20,756	23,264	-	-

	368,735	536,673	161,786	222,516

Note 22.   DIRECTOR AND EXECUTIVE DISCLOSURES

a) Details of Key Management Personnel

(i) Directors
PA Johnston                                                         Chairman (Non-executive)
C Naughton                                                          CEO
AJ Husband                                                          Executive Director
PJ Nestel AO                                                        Director (Non-executive)
PB Simpson                                                         Director (Non-executive)
LC Read                                                              Director (Non-executive) resigned 30 January, 2007
GM Leppinus                                                       Director (Non-executive)

(ii) Executives

DR Seaton                                                             Chief Financial Officer
WJ Lancaster                                                         VP Commercial and Corporate Development
BM Palmer                                                            General Manager Operations
CD Kearney                                                           General Manager Consumer Business
RL Erratt                                                               Company Secretary

b) Compensation of Key Management Personnel

(i) Remuneration policy

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors, the Managing Director, Executive Director and senior Executives. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as the use of motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.

All Executive Directors and Executives have the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period.

The performance criteria against which Directors and Executives are assessed have regard to the financial and non-financial objectives of Novogen Limited.

It is the Remuneration Committee policy that employment agreements are entered into with the Chief Executive Officer, the Executive Director, and each of the Executives except for the VP Commercial and Corporate Development. The contracts for service between the Company and the CEO, Executive Director and the Executives are for terms of three years with a notice period of six months. In the event of the Company terminating the employment under the terms of the contract the Company shall pay the pro-rata balance of the unexpired contract term plus an additional amount of one and one half times the then current annual remuneration of the employee. However, the maximum payable on termination by the Company will be three years’ remuneration. The minimum payable on termination by the Company will be eighteen months’ remuneration. The Company may terminate the contracts at anytime without notice if serious misconduct has occurred. Where termination with cause occurs, there is no entitlement to termination payments under the term of the contract. On termination, any unvested options issued under the Employee Option scheme are immediately forfeited.

(ii) Remuneration of Key Management Personnel

	Short term benefits		Post employment	Share based payments	Other	Total
	Salary & fees	Non-monetary benefits	Superannuation	Options	Bonuses

Specified Directors	$	$	$	$	$	$
PA Johnston
2007	139,973	-	56,374	-	-	196,347
2006	143,612	-	9,412	-	-	153,024
C Naughton
2007	629,738	59,047	105,113	-	-	793,898
2006	518,835	46,827	100,587	-	-	666,249
AJ Husband *
2007	309,861	57,590	60,725	51,876	-	480,052
2006	290,766	41,785	47,618	51,281	-	431,450
PJ Nestel AO
2007	98,250	-	-	-	-	98,250
2006	82,000	-	-	-	-	82,000
PB Simpson
2007	54,128	-	4,872	-	-	59,000
2006	49,540	-	4,460	-	-	54,000
LC Read
2007	24,313	-	2,187	-	-	26,500
2006	40,368	-	3,632	-	-	44,000
GM Leppinus
2007	2,000	-	49,000	-	-	51,000
2006	31,650	-	14,350	-	-	46,000

Total Remuneration: Specified Directors
2007	1,258,263	116,637	278,271	51,876	-	1,705,047
2006	1,156,771	88,612	180,059	51,281	-	1,476,723

*appointed 23 May, 2006 – remuneration while a Director of Novogen Limited, for year ended 30 June, 2006, includes salary of $24,131, other benefits of $3,482 and superannuation benefits of $3,968. Options were granted while in capacity of Executive prior to joining the Board.

	Short term benefits		Post employment	Share based payments	Other	Total
	Salary & fees	Non-monetary benefits	Superannuation	Options	Bonuses

Executives	$	$	$	$	$	$
DR Seaton
2007	320,632	47,522	100,587	61,142	-	529,883
2006	284,916	28,976	56,162	51,310	-	421,364
WJ Lancaster (USA)
2007	198,660	26,326	-	26,941	-	251,927
2006	195,843	28,199	-	24,137	-	248,179
BM Palmer
2007	168,267	32,133	15,144	33,657	-	249,201
2006	153,085	33,239	13,778	28,562	-	228,664
CD Kearney
2007	197,340	16,995	17,761	34,665	-	266,761
2006	181,405	22,952	16,326	28,209	-	248,892
RL Erratt
2007	143,605	25,369	39,629	33,149	-	241,752
2006	149,939	26,203	29,845	28,381	-	234,368

Total remuneration: Executives
2007	1,028,504	148,345	173,121	189,554	-	1,539,524
2006	965,188	139,569	116,111	160,599	-	1,381,467

c) Remuneration options: Granted and vested during the year

During the financial year further options were granted as equity compensation benefits to certain specified Directors and Executives as disclosed below. The options were issued free of charge. Each option entitles the holder to subscribe for one fully paid ordinary share in Novogen Limited at an exercise price of $2.41. The options expire five years after grant date and vest annually in four equal instalments commencing one year after grant date.

The following table sets out options issued to Directors and Executives during the year and the number of previously issued options which vested during the year:

		Terms and conditions for each grant
	Options vesting in year number	Granted number	Grant date	Value per option at grant date	Exercise price per share	First exercise date	Last exercise date
				($)	($)
Specified Directors
AJ Husband	26,544	-	n/a	-	-	n/a	n/a

Executives
DR Seaton	26,597	50,472	30/03/2007	1.40	2.41	30/03/2008	30/03/2012
WJ Lancaster (USA)	12,950	24,412	30/03/2007	1.40	2.41	30/03/2008	30/03/2012
BM Palmer	15,359	27,676	30/03/2007	1.40	2.41	30/03/2008	30/03/2012
CD Kearney	15,461	28,768	30/03/2007	1.40	2.41	30/03/2008	30/03/2012
RL Erratt	15,366	26,400	30/03/2007	1.40	2.41	30/03/2008	30/03/2012

Total	112,277	157,728

d) Shares issued on exercise of remuneration options

	Shares issued	Paid	Unpaid
	number	$ per share	$ per share
Specified Directors
AJ Husband	41,772	1.53	-

Executives
DR Seaton	21,142	1.53	-
BM Palmer	23,436	1.53	-
RL Erratt	30,012	1.53	-

Total	116,362

e) Option holding of specified Directors and Executives

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested at 30 June, 2007
	1 July, 2006				30 June, 2007	Total	Not exercisable	Exercisable
	Number	Number	Number	Number	Number	Number	Number	Number
Specified Directors
AJ Husband	147,948	-	(41,772)	-	106,176	68,330	-	68,330

Executives
DR Seaton	127,530	50,472	(21,142)	-	156,860	68,542	-	68,542
WJ Lancaster (USA)	35,678	24,412	-	-	60,090	19,430	-	19,430
BM Palmer	84,872	27,676	(23,436)	-	89,112	40,660	-	40,660
CD Kearney	61,844	28,768	-	-	90,612	40,438	-	40,438
RL Erratt	91,476	26,400	(30,012)	-	87,864	40,903	-	40,903

Total	549,348	157,728	(116,362)	-	590,714	278,303	-	278,303

f) Shareholdings of specified Directors and their related parties and Executives and their related parties

	Balance 1 July, 2006	Granted as remuneration	On exercise of options	Net change other	Balance 30 June, 2007
	Number Ord	Number Ord	Number Ord	Number Ord	Number Ord
Specified Directors
PA Johnston	48,594	-	-	10,000	58,594
C Naughton	633,511	-	-	-	633,511
AJ Husband	61,148	-	41,772	-	102,920
PJ Nestel AO	32,000	-	-	-	32,000
PB Simpson	500	-	-	-	500
LC Read	2,000	-	-	(2,000)	-
GM Leppinus	-	-	-	3,000	3,000

Executives
DR Seaton	16,236	-	21,142	-	37,378
BM Palmer	128,702	-	23,436	(18,115)	134,023
CD Kearney	8,850	-	-	-	8,850
RL Erratt	202,356	-	30,012		232,368
			-
Total	1,133,897	-	116,362	(7,115)	1,243,144

All equity transactions with specified Directors and Executives, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm’s length.

Note 23.	CONTINGENT ASSETS AND CONTINGENT LIABILITIES

On 11 July, 2006 MEI entered into a registration rights agreement in connection with the PIPE capital raising which provides for liquidated damages of up to 10% of the aggregate purchase price of the shares issued as part of the PIPE transaction if MEI does not maintain an effective registration of those shares. An effective registration has been maintained at the date of this report.

Parent entity guarantees

(a)	The parent company has unconditionally guaranteed financial support for Novogen Limited (UK) should it be unable to meet its financial obligations.

(b)
The parent company has guaranteed in a deed dated 16 May, 2002 the performance of the Novogen subsidiaries arising in connection with the License Agreement and the Manufacturing and Supply Agreement with Marshall Edwards Pty Limited.

(c)
As a condition of the Class Order, Novogen Limited and the controlled entities subject to the Class Order, entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Novogen Limited is wound up.

(d)
The company is continuing to prosecute its IP rights and in June 2007 we announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The company has provided a guarantee to the value of 250,000 Euros with the court to confirm its commitment to the ongoing enforcement process.

(e)
As a condition of establishing bank facilities Novogen Limited and its controlled entities Novogen Laboratories Pty Limited, Novogen Research Pty Limited and Central Coast Properties Pty Limited  have entered into a Guarantee and Indemnity with St George Bank in January 1997. The effect of the guarantee is to guarantee amounts owed to the bank by any of the above Novogen companies.

Note 24.	EVENTS AFTER THE BALANCE SHEET DATE

On 1 August, 2007, MEI entered into a Securities Subscription Agreement with certain accredited investors providing for the placement of 5,464,001 shares of its common stock at a purchase price of $US3.00 per share The investors in the transaction also received a warrant to purchase an additional 4 shares of common stock for every block of 10 shares of common stock purchased.   MEI also issued warrants exercisable for 248,360 shares of common stock to Blue Trading, LLC which acted as the placement agent in the private placement, as part of the placement fee. All of the warrants have an exercise price of $US3.60 per share. The warrants may be exercised beginning 6 February, 2008 and will expire five years from the date of issuance, or 6 August, 2012. MEI closed the private placement on 6 August, 2007. In connection with the PIPE MEI received gross proceeds of $US16.4 million.

MEI has entered into a Registration Rights Agreement with the investors party to the Securities Subscription Agreement and has agreed to register the common stock and the common stock issuable upon exercise of the warrants sold pursuant to the Securities Subscription Agreement for resale thereunder.

The Registration Rights Agreement requires that MEI file a registration statement on Form S-3 within 5 days of filing its annual report on Form 10-K and to maintain an effective registration of those shares, should registration be achieved.

Should the MEI fail to comply with these requirements, it may be liable for liquidated damages of up to 10% of the purchase price of the shares issued and shares issuable under warrants.

In addition, MEI has issued a notice for the immediate termination upon closing of the private placement of the Standby Equity Distribution Agreement, dated as of 11 July, 2006, with Cornell Capital Partners, LP, as amended.

DIRECTORS’ DECLARATION

In accordance with a resolution of the Directors of Novogen Limited, I state that:

1.	In the opinion of the Directors:

a)	the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

i)	giving a true and fair view of the Company’s and consolidated entity’s financial position as at 30 June, 2007 and of their performance for the year ended on that date; and

ii)	complying with Accounting Standards and Corporations Regulations 2001; and

b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.
This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June, 2007.

3.
In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 20, will be able to meet any obligations or liabilities to which they are or may become subject to, by virtue of the Deed of Cross Guarantee.

On behalf of the Board,

/s/ Christopher Naughton

Christopher Naughton
Managing Director

Sydney, 22 August, 2007

INDEPENDENT AUDITOR’S REPORT

To the Members of Novogen Limited

We have audited the accompanying financial report of Novogen Limited (the company), which comprises the balance sheets as at 30 June 2007, and the income statements, statements of changes in equity and cash flow statements for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the consolidated and parent financial statements and notes, complies with International Financial Reporting Standards.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, provided to the directors of Novogen Limited on 22 August 2007, would be in the same terms if provided to the directors as at the date of this auditor’s report.

Auditor’s Opinion

In our opinion the financial report of Novogen Limited is in accordance with the Corporations Act 2001, including:

a)	giving a true and fair view of the company’s and consolidated entity’s financial position as at 30 June 2007 and of their performance for the year ended on that date; and

b)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

c)	the consolidated and parent financial statements and notes also complies with International Financial Reporting Standards as disclosed in Note 1.

BDO Kendalls
Chartered Accountants

/s/ Wayne Basford

Wayne Basford
Partner

Dated in Sydney this 22 day of August, 2007

ASX Additional Information

1.	The information required in the appendix 4E, required by the Australian Stock Exchange, has been satisfied through this annual report.

2.	Novogen Limited has an Audit Committee consisting of GM Leppinus (Chairman), PJ Nestel AO, PA Johnston and PB Simpson.

3.	The names of the Substantial Shareholders disclosed to the Company are as follows:

Bende Holdings Pty Ltd	5,534,638 shares
Oppenheimer Funds Inc.	13,462,783 shares
Josia T. Austin and El Coronado Holdings, LLC	13,581,225 shares

4.      Distribution of shareholders by size of holding as at 17 August, 2007 was:

Category (size of holding)	Number of shareholders	Number of shares
1 - 1,000	1,913	1,210,526
1001 - 5,000	1,949	5,207,524
5,001 - 10,000	450	3,536,377
10,001 - 100,000	398	10,590,194
100,000+	43	77,049,640
	4,753	97,594,261
     There is only one class of shares and all shareholders have equal voting rights.

5.        The number of shareholdings held in less than marketable parcels is 335.

6.	The names of the 20 largest shareholders listed in the holding Company’s Register as at 17 August, 2007 were:

		Number of Ordinary Fully Paid Shares Held	% Held of Issued Ordinary Capital
1.	ANZ Nominees Limited	43,033,264	44.09%
2.	J P Morgan Nominees Australia Limited	8,448,405	8.66%
3.	National Nominees Limited	6,116,477	6.27%
4.	Bende Holdings Pty Limited	5,534,638	5.67%
5.	Australian Securities and Investments Commission	2,190,292	2.24%
6.	Citicorp Nominees Pty Limited	1,522,994	1.56%
7.	HSBC Custody Nominees (Australia) Limited	1,137,452	1.17%
8.	Petlind Pty Limited	1,108,658	1.14%
9.	Werona Investments Pty Ltd	807,911	0.83%
10.	Ankerwyke Holdings Pty Ltd	760,000	0.78%
11.	Berne No 132 Nominees Pty Ltd	629,538	0.65%
12.	Mr Christopher Naughton	532,817	0.55%
13.	Catl Pty Ltd	456,000	0.47%
14.	Coolawin Road Pty Ltd	402,000	0.41%
15.	Jonwood Constructions Pty Ltd	400,000	0.41%
16.	Mr John Anderson Maher	360,000	0.37%
17.	Netned Pty Ltd	333,660	0.34%
18.	UBS Wealth Management Australia Nominees Pty Ltd	243,309	0.25%
19.	Mr John Paul O'Connor	234,630	0.24%
20.	Salvon Pty Limited	213,040	0.22%

		74,465,085	76.30%

7.         The name of the Company Secretary is Ronald Lea Erratt.

8.	The address of the principal Registered Office is: 140 Wicks Road, North Ryde, NSW, 2113, Australia. Telephone: +61 2 9878 0088 Facsimile: +61 2 9878 0055.

9.
The Company’s Share Register is maintained by Computershare Investor Services Pty Limited,
Level 12, 565 Bourke Street, Melbourne, VIC, 3000, Australia.
Telephone +613 9611 5711 – Facsimile +61 3 9611 5710.
Investor enquiries within Australia 1300 855 080.
E-mail essential.registry@computershare.com.au

10.
Quotation has been granted for all the ordinary shares of the Company on all Member Exchanges of the Australian Stock Exchange Limited.  American Depository Receipts (ADR) – an ADR is created with 5 Australian listed shares - are traded on the American NASDAQ exchange (code NVGN). Marshall Edwards, Inc., is listed and quoted on the American NASDAQ Global exchange where shares (code MSHL) and warrants (code MSHLW) are traded.